Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2026 and 2025 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

PWCR26000951

To the Board of Directors and Stockholders of Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of comprehensive income for the three-month and six-month periods then ended, as well as the consolidated statements of changes in equity and of cash flows for the six-month periods then ended, and notes to the consolidated financial statements, including a summary of material accounting policy information. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2026 and 2025, and of its consolidated financial performance for the three-month and six-month periods then ended and its consolidated cash flows for the six-month periods then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting”, that came into effect as endorsed by the Financial Supervisory Commission.

/s/ Huang, Shih-Chun	/s/ Hsu, Chien-Yeh

For and on behalf of PricewaterhouseCoopers, Taiwan

August 7, 2026

Notice to Readers

The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and independent auditors’ review report are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice. As the financial statements are the responsibility of the management, PricewaterhouseCoopers cannot accept any liability for the use of, or reliance on, the English translation or for any errors or misunderstandings that may derive from the translation.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2026		December 31, 2025		June 30, 2025
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents (Notes 6, 14 and 38)	$42,222,351	8	$36,944,206	7	$35,033,086	6
Financial assets at fair value through profit or loss (Note 7)	552	—	3,372	—	535	—
Financial assets at fair value through other comprehensive income (Note 8)	—	—	18,555	—	—	—
Hedging financial assets (Note 21)	54	—	3,204	—	—	—
Contract assets (Note 30)	8,877,100	2	8,576,194	2	8,061,646	2
Trade notes and accounts receivable, net (Notes 10 and 30)	25,915,124	5	27,396,423	5	23,649,161	5
Receivables from related parties (Note 38)	145,772	—	213,480	—	127,691	—
Inventories (Notes 11, 30, 39 and 40)	17,601,039	3	13,178,595	2	11,947,493	2
Prepayments (Note 12)	6,514,382	1	3,789,733	1	6,300,301	1
Other current monetary assets (Notes 13 and 38)	39,211,258	7	23,467,523	4	39,730,822	7
Incremental costs of obtaining contracts (Note 30)	339,774	—	338,581	—	338,581	—
Other current assets (Notes 20 and 39)	2,942,892	—	3,441,219	1	3,508,242	1

Total current assets	143,770,298	26	117,371,085	22	128,697,558	24

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,459,123	—	1,211,352	—	1,110,057	—
Financial assets at fair value through other comprehensive income (Note 8)	6,750,881	1	6,786,803	1	5,769,592	1
Financial assets at amortized cost (Note 9)	2,070,287	—	2,020,300	—	2,000,000	—
Investments accounted for using equity method (Note 15)	8,565,911	2	8,456,132	2	8,731,771	2
Contract assets (Note 30)	4,847,434	1	4,733,374	1	4,402,028	1
Property, plant and equipment (Notes 14, 16, 35, 38, 39 and 40)	280,290,197	51	288,164,825	55	285,035,364	52
Right-of-use assets (Notes 17 and 38)	10,686,300	2	10,763,909	2	11,121,371	2
Investment properties (Note 18)	14,085,566	3	12,420,318	2	12,281,328	2
Intangible assets (Notes 19 and 35)	56,621,788	10	59,762,175	11	63,003,077	12
Deferred income tax assets (Note 3)	1,790,352	—	1,781,649	—	1,746,964	—
Incremental costs of obtaining contracts (Note 30)	1,041,344	—	1,109,029	—	1,174,225	—
Net defined benefit assets (Note 3)	10,160,602	2	9,865,533	2	9,226,342	2
Prepayments (Notes 12 and 40)	6,313,630	1	5,931,213	1	5,457,342	1
Other noncurrent assets (Notes 20, 39 and 40)	5,173,674	1	5,494,254	1	4,727,336	1

Total noncurrent assets	409,857,089	74	418,500,866	78	415,786,797	76

TOTAL	$553,627,387	100	$535,871,951	100	$544,484,355	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Notes 14 and 22)	$795,000	—	$340,000	—	$480,000	—
Financial liabilities at fair value through profit or loss (Note 7)	255	—	3	—	303	—
Hedging financial liabilities (Note 21)	1,276	—	56	—	13,155	—
Contract liabilities (Notes 30 and 40)	23,562,098	4	21,296,124	4	16,456,942	3
Trade notes and accounts payable (Note 25)	11,461,048	2	15,922,842	3	11,120,995	2
Payables to related parties (Note 38)	120,984	—	176,746	—	144,783	—
Current tax liabilities (Note 3)	5,694,300	1	5,218,971	1	5,336,587	1
Lease liabilities (Notes 17, 35 and 38)	4,097,157	1	3,889,510	1	3,803,522	1
Dividends payable (Note 29)	40,338,722	7	—	—	38,787,232	7
Other payables (Notes 26 and 35)	26,182,407	5	28,716,142	5	23,170,450	4
Provisions (Note 27)	548,204	—	524,743	—	661,429	—
Current portion of long-term liabilities (Notes 23, 24 , 35 and 39)	3,499,304	1	1,899,856	—	10,707,503	2
Other current liabilities	1,172,032	—	957,029	—	946,990	—

Total current liabilities	117,472,787	21	78,942,022	14	111,629,891	20

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	1,600,000	—	1,600,000	—	1,626,979	—
Bonds payable (Notes 3, 24 and 35)	21,428,297	4	23,288,282	4	19,791,510	4
Contract liabilities (Notes 30 and 40)	6,428,245	1	6,567,398	1	6,970,774	1
Deferred income tax liabilities (Note 3)	2,882,064	—	2,828,682	1	2,720,161	1
Provisions (Note 27)	588,685	—	560,273	—	317,449	—
Lease liabilities (Notes 17, 35 and 38)	6,779,521	2	7,000,631	2	7,236,033	1
Customers’ deposits (Note 38)	5,277,269	1	5,261,997	1	5,179,087	1
Net defined benefit liabilities (Note 3)	2,384,704	—	2,329,312	—	2,133,967	—
Other noncurrent liabilities	6,707,366	1	6,703,278	2	7,255,282	1

Total noncurrent liabilities	54,076,151	9	56,139,853	11	53,231,242	9

Total liabilities	171,548,938	30	135,081,875	25	164,861,133	29

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 14 and 29)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	172,569,064	31	172,450,886	32	171,587,138	32

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,675,419	—	2,675,419	—	2,675,419	—
Unappropriated earnings	35,375,123	6	54,962,307	10	36,130,783	7

Total retained earnings	115,625,007	21	135,212,191	25	116,380,667	22

Others	861,776	—	1,020,169	—	1,192,573	—

Total equity attributable to stockholders of the parent	366,630,312	67	386,257,711	72	366,734,843	69
NONCONTROLLING INTERESTS (Note 14)	15,448,137	3	14,532,365	3	12,888,379	2

Total equity	382,078,449	70	400,790,076	75	379,623,222	71

TOTAL	$553,627,387	100	$535,871,951	100	$544,484,355	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2026		2025		2026		2025
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 30, 38 and 45)	$61,363,474	100	$56,730,396	100	$121,351,909	100	$112,538,805	100
OPERATING COSTS (Notes 11, 28, 30, 31 and 38)	38,328,150	62	34,955,117	62	75,566,838	62	69,158,355	61

GROSS PROFIT	23,035,324	38	21,775,279	38	45,785,071	38	43,380,450	39

OPERATING EXPENSES (Notes 10, 28, 31 and 38)
Marketing	6,730,353	11	6,410,909	11	13,158,425	11	12,551,537	11
General and administrative	1,938,685	3	1,794,679	3	3,910,887	3	3,588,178	3
Research and development	1,143,941	2	1,100,949	2	2,258,741	2	2,130,790	2
Expected credit loss (reversal of credit loss)	(36,490)	—	(71,133)	—	95,584	—	48,402	—

Total operating expenses	9,776,489	16	9,235,404	16	19,423,637	16	18,318,907	16

OTHER INCOME AND EXPENSES (Note 31)	2,572	—	5,196	—	4,499	—	6,214	—

INCOME FROM OPERATIONS	13,261,407	22	12,545,071	22	26,365,933	22	25,067,757	23

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 38)	320,469	—	302,307	—	518,331	—	513,824	—
Other income (Notes 31 and 38)	377,426	—	341,293	1	418,536	—	379,741	—
Other gains and losses (Notes 14, 15, 31, 37 and 38)	87,842	—	37,388	—	42,560	—	12,270	—
Interest expenses (Notes 17, 31 and 38)	(105,356)	—	(92,180)	—	(207,872)	—	(181,537)	—
Share of profit or loss of associates and joint ventures accounted for using equity method (Note 15)	10,994	—	(3,622)	—	(3,981)	—	37,213	—

Total non-operating income and expenses	691,375	—	585,186	1	767,574	—	761,511	—

INCOME BEFORE INCOME TAX	13,952,782	22	13,130,257	23	27,133,507	22	25,829,268	23

INCOME TAX EXPENSE (Notes 3 and 32)	2,686,617	4	2,525,631	4	5,259,620	4	5,028,831	5

NET INCOME	11,266,165	18	10,604,626	19	21,873,887	18	20,800,437	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 29 and 37)	(4,735)	—	469,192	1	(122,121)	—	1,037,616	1
Gain or loss on hedging instruments subject to basis adjustment (Note 21)	397	—	(13,185)	—	(4,370)	—	(12,381)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended June 30				Six Months Ended June 30
	2026		2025		2026		2025
	Amount	%	Amount	%	Amount	%	Amount	%
Share of other comprehensive income (loss) of associates and joint ventures (Notes 15 and 29)	$1,393	—	$(1,466)	—	$(3,884)	—	$(797)	—
Income tax related to items that will not be reclassified subsequently (Note 32)	(17,590)	—	—	—	(17,590)	—	—	—

	(20,535)	—	454,541	1	(147,965)	—	1,024,438	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	1,732	—	(504,794)	(1)	74,174	—	(430,985)	—
Share of other comprehensive income (loss) of associates and joint ventures (Notes 15 and 29)	(19,111)	—	(30,651)	—	(26,358)	—	(23,383)	—

	(17,379)	—	(535,445)	(1)	47,816	—	(454,368)	—

Total other comprehensive income (loss), net of income tax	(37,914)	—	(80,904)	—	(100,149)	—	570,070	1

TOTAL COMPREHENSIVE INCOME	$11,228,251	18	$10,523,722	19	$21,773,738	18	$21,370,507	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,641,391	17	$10,167,164	18	$20,751,322	17	$19,966,358	17
Noncontrolling interests	624,774	1	437,462	1	1,122,565	1	834,079	1

	$11,266,165	18	$10,604,626	19	$21,873,887	18	$20,800,437	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$10,561,556	17	$10,127,478	18	$20,593,145	17	$20,571,526	18
Noncontrolling interests	666,695	1	396,244	1	1,180,593	1	798,981	1

	$11,228,251	18	$10,523,722	19	$21,773,738	18	$21,370,507	19

EARNINGS PER SHARE (Note 33)
Basic	$1.38		$1.31		$2.68		$2.57

Diluted	$1.37		$1.31		$2.67		$2.57

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 14, 21 and 29)
						Others
							Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income
						Exchange Differences Arising from the Translation of the Foreign Operations

			Retained Earnings					Gain or Loss on Hedging Instruments		Noncontrolling Interests (Note 14)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2025	$77,574,465	$171,587,279	$77,574,465	$2,675,419	$54,953,379	$22,852	$563,605	$(774)	$384,950,690	$13,154,166	$398,104,856
Appropriation of 2024 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(38,787,232)	—	—	—	(38,787,232)	—	(38,787,232)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(1,094,115)	(1,094,115)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(6,128)	—	—	—	—	—	—	(6,128)	—	(6,128)
Net income for the six months ended June 30, 2025	—	—	—	—	19,966,358	—	—	—	19,966,358	834,079	20,800,437
Other comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	(1,722)	(417,433)	1,036,704	(12,381)	605,168	(35,098)	570,070

Total comprehensive income (loss) for the six months ended June 30, 2025	—	—	—	—	19,964,636	(417,433)	1,036,704	(12,381)	20,571,526	798,981	21,370,507

Changes in equities of subsidiaries	—	5,987	—	—	—	—	—	—	5,987	9,813	15,800
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	19,534	19,534

BALANCE, JUNE 30, 2025	$77,574,465	$171,587,138	$77,574,465	$2,675,419	$36,130,783	$(394,581)	$1,600,309	$(13,155)	$366,734,843	$12,888,379	$379,623,222

BALANCE, JANUARY 1, 2026	$77,574,465	$172,450,886	$77,574,465	$2,675,419	$54,962,307	$(191,679)	$1,208,700	$3,148	$386,257,711	$14,532,365	$400,790,076
Appropriation of 2025 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(40,338,722)	—	—	—	(40,338,722)	—	(40,338,722)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	(1,152,562)	(1,152,562)
Actual disposal of interests in subsidiaries	—	35,330	—	—	—	—	—	—	35,330	10,851	46,181
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	266	—	—	—	—	—	—	266	29,734	30,000
Net income for the six months ended June 30, 2026	—	—	—	—	20,751,322	—	—	—	20,751,322	1,122,565	21,873,887
Other comprehensive income (loss) for the six months ended June 30, 2026	—	—	—	—	(97)	67,476	(221,186)	(4,370)	(158,177)	58,028	(100,149)

Total comprehensive income (loss) for the six months ended June 30, 2026	—	—	—	—	20,751,225	67,476	(221,186)	(4,370)	20,593,145	1,180,593	21,773,738

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	313	—	(313)	—	—	—	—
Changes in equities of subsidiaries	—	82,582	—	—	—	—	—	—	82,582	497,156	579,738
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	350,000	350,000

BALANCE, JUNE 30, 2026	$77,574,465	$172,569,064	$77,574,465	$2,675,419	$35,375,123	$(124,203)	$987,201	$(1,222)	$366,630,312	$15,448,137	$382,078,449

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$27,133,507	$25,829,268
Adjustments for:
Depreciation	17,123,190	16,708,158
Amortization	3,332,124	3,335,748
Amortization of incremental costs of obtaining contracts	462,073	471,691
Expected credit loss	95,584	48,402
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(62,347)	85,188
Interest expense	207,872	181,537
Interest income	(518,331)	(513,824)
Dividend income	(334,395)	(275,484)
Compensation cost of share-based payment transactions	—	2,326
Share of profit or loss of associates and joint ventures accounted for using equity method	3,981	(37,213)
Gain on disposal of property, plant and equipment	(4,499)	(6,214)
Gain on disposal of investments accounted for using equity method	(54)	—
Provision for impairment loss and obsolescence of inventory	13,234	14,036
Gain on disposal of subsidiaries	—	(15,290)
Others	(17,122)	(51,659)
Changes in operating assets and liabilities
Decrease (increase) in:
Contract assets	(414,814)	255,549
Trade notes and accounts receivable	1,363,584	2,300,237
Receivables from related parties	67,708	65,313
Inventories	(4,435,678)	119,068
Prepayments	(2,757,767)	(2,968,772)
Other current assets	498,327	(395,984)
Other current monetary assets	102,750	(205,547)
Incremental costs of obtaining contracts	(395,581)	(423,673)
Increase (decrease) in:
Contract liabilities	2,126,821	(406,624)
Trade notes and accounts payable	(4,461,794)	(6,612,199)
Payables to related parties	(55,762)	(335,618)
Other payables	(2,441,081)	(2,876,413)
Provisions	51,873	2,393
Net defined benefit plans	(239,677)	(315,880)
Other current liabilities	211,522	(106,186)

Cash generated from operations	36,655,248	33,872,334
Interests paid	(156,445)	(153,611)
Income taxes paid	(4,757,202)	(4,435,812)

Net cash provided by operating activities	31,741,601	29,282,911

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2026	2025
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(85,694)	$(65,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income	18,050	—
Acquisition of financial assets at amortized cost	(50,000)	—
Acquisition of financial assets at fair value through profit or loss	(202,745)	(190,650)
Acquisition of investments accounted for using equity method	(240,000)	(14,400)
Proceeds from disposal of investments accounted for using equity method	9,137	—
Net cash outflow from loss of control of subsidiaries	—	(8,664)
Acquisition of property, plant and equipment	(9,847,432)	(11,490,083)
Proceeds from disposal of property, plant and equipment	9,820	10,142
Acquisition of intangible assets	(94,415)	(54,118)
Acquisition of investment properties	(818)	(2,067)
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(35,379,526)	(34,493,704)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	20,121,173	18,770,898
Decrease in other noncurrent assets	326,377	129,090
Increase in prepayments for leases	(349,299)	(1,190,836)
Interests received	375,446	368,914
Dividends received	10,368	158,840
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	20,393	699

Net cash used in investing activities	(25,359,165)	(28,070,939)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	1,910,000	580,000
Repayments of short-term loans	(1,455,000)	(250,000)
Proceeds from issuance of bonds	2,568,531	—
Repayment of bonds payable	(1,900,000)	—
Payments for transaction costs attributable to the issuance of bonds	(5,195)	—
Increase (decrease) in customers’ deposits	18,753	(121,623)
Payments for the principal of lease liabilities	(2,079,314)	(2,116,692)
Decrease in other noncurrent liabilities	(29,365)	(432,954)
Partial disposal of interests in subsidiaries without a loss of control	46,181	—
Cash dividends distributed to noncontrolling interests	(228,948)	(688)
Change in other noncontrolling interests	17,115	13,474

Net cash used in financing activities	(1,137,242)	(2,328,483)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30
	2026	2025
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$32,951	$(110,092)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,278,145	(1,226,603)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,944,206	36,259,689

CASH AND CASH EQUIVALENTS, END OF PERIOD	$42,222,351	$35,033,086

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on August 7, 2026.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2025. Please refer to the consolidated financial statements for the year ended December 31, 2025 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2026	December 31, 2025	June 30, 2025	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	—	—	—	c.
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	59	62	70	d.
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2026	December 31, 2025	June 30, 2025	Note
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	57	57	62	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	45	45	50	f.
	Chunghwa Digital Cultural and Creative Capital Co., Ltd (“CDCC Capital”)	Investment and management consulting	100	100	100
	Chunghwa Telecom Europe GmbH (“CHTEU”)	International private leased circuit, internet services, transit services and ICT services	100	100	100
	CHT InventAI Co., Ltd. (“CHAI”)	AI software, system development, application services, and enterprise consulting	80	100	—	g.
Senao International Co., Ltd.	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
	Sakuyo Health Science Co., Ltd. (“SAKUYO”)	Health product development and supply chain management	100	—	—	h.
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	i.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	j.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	June 30, 2026	December 31, 2025	June 30, 2025	Note
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	100	100
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Malaysia SDN. BHD. (“CHTM”)	International private leased circuit, IP VPN service, and ICT services	100	100	100	k.
Chunghwa Digital Cultural and Creative Capital Co., Ltd	Chunghwa Digital Cultural and Creative Fund (“CDCCF”)	Investment	1	—	—	l.

(Concluded)

a.	Chunghwa continues to control more than half of seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.

CHIEF repurchased its stock between February and April 2026 and issued new shares in March 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF changed to 58.56% and 59.32% as of June 30, 2025 and 2026, respectively.

c.

Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate. Please refer to Note 14(c) for details.

d.

Chunghwa disposed of some shares of CLPT in June 2026 before CLPT traded its shares on the emerging stock market according to the local requirements. CLPT issued new shares in December 2025 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 62.03% and 59.46% as of December 31, 2025 and June 30, 2026, respectively.

e.

CHTSC conducted its initial public offering through public underwriting in September 2025, and Chunghwa did not participate in the capital increase of CHTSC in accordance with applicable regulations. CHTSC issued new shares in February 2025, May 2025, August 2025 and February 2026 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 62.34%, 56.69% and 56.68% as of June 30, 2025, December 31, 2025 and June 30, 2026, respectively.

f.

IISI was listed in November 2025. Chunghwa did not participate in the capital increase of its initial public offering through public underwriting and disposed of some shares of IISI in accordance with applicable regulations and the price stabilization mechanism. Therefore, the Company’s ownership interest in IISI decreased to 44.53% as of December 31, 2025. Chunghwa continues to control more than half of seats of the Board of Directors of IISI. As a result, the Company treated IISI as a subsidiary.

g.

Chunghwa invested in and established CHAI in October 2025. Chunghwa obtained 100% ownership interest of CHAI. CHAI’s founding employees participated in the capital increase of CHAI in January 2026. Therefore, the Company’s ownership interest in CHAI decreased to 80% as of June 30, 2026.

h.	SENAO established SAKUYO in March 2026. The investment capital had been remitted in April 2026. SENAO obtained 100% ownership interest of SAKUYO.

i.

CHIEF has more than half of seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

j.

Certain holders of CHPT’s convertible bonds exercised their conversion rights between April and May 2026. CHI disposed of some shares of CHPT from November to December 2025. Therefore, the Company’s ownership interest in CHPT decreased to 33.74% and 33.60% as of December 31, 2025 and June 30, 2026, respectively. Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k.	CHTS established CHTM in June 2025. The investment capital had been remitted in October 2025. CHTS obtained 100% ownership interest in CHTM.

l.

Chunghwa invested in CDCCF, which was established by CDCC Capital in March 2026, with a combined ownership interest of 65%. CDCC Capital acts as the general partner and is responsible for the operation and management of the partnership.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of June 30, 2026.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

c.	Convertible bonds

The component parts of compound instruments (i.e., convertible bonds) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recognized as a liability and is subsequently measured at amortized cost using the effective interest method until it is extinguished upon conversion or at maturity.

The conversion option classified as equity is measured as the residual amount, determined by deducting the fair value of the liability component, as separately determined, from the fair value of the compound instrument as a whole. The resulting amount, net of income tax effects, is recognized in equity and is not subsequently remeasured. Upon exercise of the conversion option, the related liability component and the amount recognized in equity are transferred to common stock and additional paid-in capital - share premium. If the conversion option is not exercised upon maturity, the amount recognized in equity is transferred to additional paid-in capital - share premium.

Transaction costs relating to the issuance of convertible bonds are allocated to the liability and equity components in proportion to the gross proceeds allocated to each component. Transaction costs allocated to the liability component are included in the carrying amount of the liability, while transaction costs allocated to the equity component are recognized directly in equity.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the management on an ongoing basis.

For the material accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2025.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have a material impact on the Company’s consolidated financial statements.

The Company has applied the amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity, please refer to Note 41 for details.

b.	The IFRSs endorsed by the FSC for application starting from 2027

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027 (Note 1)
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027
Amendments to IAS 28	Amendments to the Fair Value Option in IAS 28 Investments in Associates and Joint Ventures	January 1, 2027 (Note 2)

Note 1:	The FSC announced that public companies in the Republic of China will apply IFRS 18 starting from 2028, with early adoption permitted. According to the aforementioned application requirements, IFRS 18 was also included in the accounting standards effective from 2027.

Note 2:	The entities shall apply the amendment simultaneously with IFRS 18.

IFRS 18 “Presentation and Disclosure in Financial Statements” will replace IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and guidance to enhance the principles of aggregation and disaggregation applying to the primary financial statements and notes.

Except for the above, the application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s consolidated financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture	To be determined by IASB
IFRS 20	Regulatory Assets and Regulatory Liabilities	January 1, 2029

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2026	December 31, 2025	June 30, 2025
Cash
Cash on hand	$265,348	$309,644	$469,823
Bank deposits	16,220,999	19,103,766	13,400,149

	16,486,347	19,413,410	13,869,972

Cash equivalents (with maturities of less than three months)
Negotiable certificates of deposit	10,300,000	1,000,000	6,900,000
Commercial paper	9,095,810	8,505,138	8,834,626
Time deposits	6,338,309	8,024,798	5,427,116
Stimulus vouchers	1,885	860	1,372

	25,736,004	17,530,796	21,163,114

	$42,222,351	$36,944,206	$35,033,086

The annual yield rates of bank deposits, negotiable certificates of deposit, commercial paper and time deposits as of balance sheet dates were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Bank deposits	0.00%~1.98%	0.00%~1.98%	0.00%~2.55%
Negotiable certificates of deposit	1.61%~1.64%	1.64%	1.46%~1.67%
Commercial paper	1.07%~1.65%	0.96%~1.50%	0.96%~1.50%
Time deposits	0.01%~3.65%	0.01%~3.90%	0.01%~4.45%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2026	December 31, 2025	June 30, 2025
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$552	$3,372	$535

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$685,318	$616,347	$583,317
Non-listed stocks - foreign	29,489	25,652	31,431
Limited partnership - domestic	661,376	499,656	430,965
Other investing agreements	82,940	69,697	64,344

	$1,459,123	$1,211,352	$1,110,057

(Continued)

	June 30, 2026	December 31, 2025	June 30, 2025
Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$255	$3	$303

(Concluded)

Chunghwa’s Board of Directors approved an investment in TRF 1 L.P. at the amount of $300,000 thousand in January 2025. As of June 30, 2026, Chunghwa invested $180,000 thousand.

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of June 30, 2026, Chunghwa invested $500,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
June 30, 2026
Forward exchange contracts - buy	NT$/EUR	September 2026	NT$14,749/EUR400
Forward exchange contracts - buy	NT$/USD	July 2026	NT$79,384/USD2,512
December 31, 2025
Forward exchange contracts - buy	NT$/EUR	March 2026	NT$88,878/EUR2,500
Forward exchange contracts - buy	NT$/USD	January 2026	NT$30,039/USD961
June 30, 2025
Forward exchange contracts - buy	NT$/USD	July 2025	NT$124,584/USD4,197

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	June 30, 2026	December 31, 2025	June 30, 2025
Current
Domestic investments
Listed and emerging stocks	$—	$18,555	$—

(Continued)

	June 30, 2026	December 31, 2025	June 30, 2025
Noncurrent
Domestic investments
Listed and emerging stocks	$565,859	$273,916	$102,747
Non-listed stocks	4,522,482	4,923,861	4,871,374
Foreign investments
Listed and emerging stocks	220,434	23,431	—
Non-listed stocks	1,442,106	1,565,595	795,471

	$6,750,881	$6,786,803	$5,769,592

(Concluded)

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

CHIEF disposed of all its preferred shares in WT Microelectronics Co., Ltd. in February 2026 upon the redemption of the investment. The fair value of the disposed investment was $18,050 thousand, and the cumulative gain on disposal was $556 thousand.

The related unrealized gain on financial assets at FVOCI was transferred from other equity to unappropriated earnings at the amount of $313 thousand upon the aforementioned disposal for the six months ended June 30, 2026.

9.	FINANCIAL ASSETS AT AMORTIZED COST - NONCURRENT

	June 30, 2026	December 31, 2025	June 30, 2025
Corporate bonds	$2,070,287	$2,020,300	$2,000,000

Chunghwa acquired the 10-year unsecured cumulative subordinated corporate bond of Fubon Life Insurance Co., Ltd. at the amount of $2,000,000 thousand in October 2024.

CHTSC acquired the 5-year unsecured corporate bond of Taiwan Semiconductor Manufacturing Co., Ltd. at the amount of $50,000 thousand in May 2026, and the 10-year secured cumulative subordinated corporate bond of Mercuries Life Insurance Co., Ltd. at the amount of $20,300 thousand in December 2025.

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2026	December 31, 2025	June 30, 2025
Trade notes and accounts receivable	$27,110,263	$28,583,184	$24,776,258
Less: Loss allowance	(1,195,139)	(1,186,761)	(1,127,097)

	$25,915,124	$27,396,423	$23,649,161

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicators.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are insignificant. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

June 30, 2026

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~22%	3%~67%	6%~84%	25%~91%	69%~96%	100%
Gross carrying amount	$16,966,136	$486,692	$215,608	$129,024	$43,733	$26,560	$630,564	$18,498,317
Loss allowance (lifetime ECL)	(52,705)	(28,920)	(32,753)	(31,849)	(28,422)	(24,571)	(630,564)	(829,784)

Amortized cost	$16,913,431	$457,772	$182,855	$97,175	$15,311	$1,989	$—	$17,668,533

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,234,672	$79,192	$168,237	$32,492	$23,891	$413	$282,117	$3,821,014
Loss allowance (lifetime ECL)	(1,869)	(3,960)	(16,811)	(9,747)	(12,041)	(330)	(282,117)	(326,875)

Amortized cost	$3,232,803	$75,232	$151,426	$22,745	$11,850	$83	$—	$3,494,139

December 31, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	2%~21%	2%~67%	13%~84%	27%~91%	55%~96%	100%
Gross carrying amount	$16,807,075	$418,784	$173,148	$41,197	$37,662	$29,047	$615,221	$18,122,134
Loss allowance (lifetime ECL)	(52,137)	(27,067)	(31,146)	(34,576)	(30,721)	(26,420)	(615,221)	(817,288)

Amortized cost	$16,754,938	$391,717	$142,002	$6,621	$6,941	$2,627	$—	$17,304,846

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$5,635,620	$51,025	$5,712	$26,064	$43,229	$65	$286,482	$6,048,197
Loss allowance (lifetime ECL)	(2,477)	(2,551)	(571)	(7,819)	(28,740)	(52)	(286,482)	(328,692)

Amortized cost	$5,633,143	$48,474	$5,141	$18,245	$14,489	$13	$—	$5,719,505

June 30, 2025

	Not Past Due	Past Due Less than 30 Days	Past Due 31 to 60 Days	Past Due 61 to 90 Days	Past Due 91 to 120 Days	Past Due 121 to 180 Days	Past Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~21%	3%~68%	15%~84%	25%~91%	52%~96%	100%
Gross carrying amount	$16,503,570	$330,167	$125,337	$66,135	$40,942	$30,956	$602,584	$17,699,691
Loss allowance (lifetime ECL)	(50,603)	(25,789)	(34,914)	(32,760)	(25,622)	(22,463)	(602,584)	(794,735)

Amortized cost	$16,452,967	$304,378	$90,423	$33,375	$15,320	$8,493	$—	$16,904,956

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,058,330	$211,215	$19,680	$2,693	$2	$2,480	$275,942	$3,570,342
Loss allowance (lifetime ECL)	(2,908)	(10,561)	(1,968)	(808)	(1)	(1,973)	(275,942)	(294,161)

Amortized cost	$3,055,422	$200,654	$17,712	$1,885	$1	$507	$—	$3,276,181

Note a:

Please refer to Note 45 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Six Months Ended June 30
	2026	2025
Beginning balance	$1,186,761	$1,142,610
Add: Provision for credit loss	106,781	54,119
Less: Amounts written off	(98,403)	(69,632)

Ending balance	$1,195,139	$1,127,097

11.	INVENTORIES

	June 30, 2026	December 31, 2025	June 30, 2025
Merchandise	$3,712,373	$4,025,028	$3,770,686
Project in process	10,572,730	6,293,607	5,580,014
Work in process	552,446	252,069	155,312
Raw materials	324,905	279,059	202,466

	15,162,454	10,849,763	9,708,478
Land held for sale	2,082,627	—	—
Land held under development	—	1,998,733	1,998,733
Construction in progress	355,958	330,099	240,282

	$17,601,039	$13,178,595	$11,947,493

The operating costs related to inventories were $15,165,229 thousand (including the net inventory valuation and obsolescence reversal gain of $5,829 thousand) and $29,431,532 thousand (including the net inventory valuation and obsolescence losses of $13,234 thousand) for the three months and six months ended June 30, 2026, respectively. The operating costs related to inventories were $12,197,482 thousand (including the net inventory valuation and obsolescence reversal gain of $24,117 thousand) and $24,151,544 thousand (including the net inventory valuation and obsolescence losses of $14,036 thousand) for the three months and six months ended June 30, 2025, respectively.

As of June 30, 2026, December 31, 2025 and June 30, 2025, inventories of $355,958 thousand, $2,328,832 thousand and $2,239,015 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development. The project was completed and obtained the use permit in April 2026, and was subsequently reclassified as land held for sale.

Construction in progress also included the Datong S. Sec., Sanchong Dist., New Taipei City project. The Board of Directors of Chunghwa resolved to sign a joint construction with separate sale and partition contract with LED in August 2021. Chunghwa classified the land of the project as investment properties.

Regarding the aforementioned two projects, the Company has signed the house and land presale contracts with customers and has received payments in accordance with the contracts. Please refer to Notes 30 and 40 for details.

12.	PREPAYMENTS

	June 30, 2026	December 31, 2025	June 30, 2025
Prepayments for leases - satellite (Note 40)	$5,190,377	$4,841,078	$4,320,028
Prepaid salary and bonus	3,015,676	4,121	2,962,522
Prepaid rents	1,377,050	1,480,703	1,625,268
Others	3,244,909	3,395,044	2,849,825

	$12,828,012	$9,720,946	$11,757,643

Current
Prepaid salary and bonus	$3,015,676	$4,121	$2,962,522
Prepaid rents	383,459	484,166	556,625
Others	3,115,247	3,301,446	2,781,154

	$6,514,382	$3,789,733	$6,300,301

Noncurrent
Prepayments for leases - satellite (Note 40)	$5,190,377	$4,841,078	$4,320,028
Prepaid rents	993,591	996,537	1,068,643
Others	129,662	93,598	68,671

	$6,313,630	$5,931,213	$5,457,342

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

13.	OTHER CURRENT MONETARY ASSETS

	June 30, 2026	December 31, 2025	June 30, 2025
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$35,795,389	$20,538,447	$37,215,734
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan	1,070,909	1,088,979	17,371
Accrued custodial receipts	795,695	751,744	815,124
Others	1,549,265	1,088,353	1,682,593

	$39,211,258	$23,467,523	$39,730,822

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.40%~4.16%	0.03%~4.16%	0.03%~4.88%

14.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	June 30, 2026	December 31, 2025	June 30, 2025
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
SENAO	$77,295	$60,483	$123,972	$143,201

CHPT	$327,074	$139,275	$550,606	$281,429

	Accumulated Noncontrolling Interests
	June 30, 2026	December 31, 2025	June 30, 2025
SENAO	$4,522,371	$4,684,240	$4,497,898
CHPT	6,729,983	5,820,850	5,399,647
Individually immaterial subsidiaries with noncontrolling interests	4,195,783	4,027,275	2,990,834

	$15,448,137	$14,532,365	$12,888,379

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2026	December 31, 2025	June 30, 2025
Current assets	$6,841,488	$7,103,734	$6,781,248
Noncurrent assets	3,921,464	3,589,800	3,599,053
Current liabilities	(3,824,033)	(3,889,511)	(3,800,621)
Noncurrent liabilities	(715,348)	(355,212)	(391,171)

Equity	$6,223,571	$6,448,811	$6,188,509

Equity attributable to the parent	$1,701,200	$1,764,571	$1,690,611
Equity attributable to noncontrolling interests	4,522,371	4,684,240	4,497,898

	$6,223,571	$6,448,811	$6,188,509

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Revenues and income	$8,562,985	$7,352,664	$17,297,815	$14,999,391
Costs and expenses	8,455,290	7,269,041	17,125,106	14,800,483

Profit for the period	$107,695	$83,623	$172,709	$198,908

Profit attributable to the parent	$30,400	$23,140	$48,737	$55,707
Profit attributable to noncontrolling interests	77,295	60,483	123,972	143,201

Profit for the period	$107,695	$83,623	$172,709	$198,908

Other comprehensive income (loss) attributable to the parent	$(138)	$(9,900)	$660	$(9,114)
Other comprehensive income (loss) attributable to noncontrolling interests	(351)	(25,231)	1,683	(23,227)

Other comprehensive income (loss) for the period	$(489)	$(35,131)	$2,343	$(32,341)

Total comprehensive income attributable to the parent	$30,262	$13,240	$49,397	$46,593
Total comprehensive income attributable to noncontrolling interests	76,944	35,252	125,655	119,974

Total comprehensive income for the period	$107,206	$48,492	$175,052	$166,567

	Six Months Ended June 30
	2026	2025
Net cash flow from operating activities	$54,116	$509,691
Net cash flow from investing activities	(15,329)	(21,119)
Net cash flow from financing activities	(245,517)	(151,806)
Effect of exchange rate changes on cash and cash equivalents	(96)	(8)

Net cash inflow (outflow)	$(206,826)	$336,758

Dividends paid to noncontrolling interests	$—	$—

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	June 30, 2026	December 31, 2025	June 30, 2025
Current assets	$9,833,287	$5,929,648	$5,430,232
Noncurrent assets	4,246,911	4,020,936	4,083,602
Current liabilities	(2,252,105)	(1,157,583)	(1,294,894)
Noncurrent liabilities	(1,696,006)	(12,573)	(14,510)

Equity	$10,132,087	$8,780,428	$8,204,430

Equity attributable to CHI	$3,402,104	$2,959,578	$2,804,783
Equity attributable to noncontrolling interests	6,729,983	5,820,850	5,399,647

	$10,132,087	$8,780,428	$8,204,430

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Revenues and income	$1,673,981	$1,221,907	$3,061,366	$2,392,195
Costs and expenses	1,181,479	1,008,788	2,229,983	1,961,172

Profit for the period	$492,502	$213,119	$831,383	$431,023

Profit attributable to CHI	$165,428	$73,844	$280,777	$149,594
Profit attributable to noncontrolling interests	327,074	139,275	550,606	281,429

Profit for the period	$492,502	$213,119	$831,383	$431,023

Other comprehensive income (loss) attributable to CHI	$19,801	$(11,121)	$26,538	$(9,801)
Other comprehensive income (loss) attributable to noncontrolling interests	39,212	(21,350)	52,443	(18,816)

Other comprehensive income (loss) for the period	$59,013	$(32,471)	$78,981	$(28,617)

Total comprehensive income attributable to CHI	$185,229	$62,723	$307,315	$139,793
Total comprehensive income attributable to noncontrolling interests	366,286	117,925	603,049	262,613

Total comprehensive income for the period	$551,515	$180,648	$910,364	$402,406

	Six Months Ended June 30
	2026	2025
Net cash flow from operating activities	$634,963	$832,175
Net cash flow from investing activities	(1,758,629)	(59,291)
Net cash flow from financing activities	2,551,528	(16,696)
Effect of exchange rate changes on cash and cash equivalents	6,898	(25,759)

Net cash inflow	$1,434,760	$730,429

Dividends paid to noncontrolling interests	$—	$—

b.	Equity transactions with noncontrolling interests

The below transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries for the six months ended June 30, 2026 and 2025; related information was as follows or refer to Note 3 “Basis of Consolidation”:

	Six Months Ended June 30, 2026
	Not Participating in the Capital Increase of CHAI	CHTSC Share-Based Payment (Note 34(b) and (c))	CHPT convertible bonds converted	CHIEF Purchased Its Treasury Stock	Disposal of CLPT Shares
Cash consideration received from (paid to) noncontrolling interest	$30,000	$76	$268,457	$(362,961)	$46,181
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(29,734)	33	(200,576)	176,616	(10,851)

Differences arising from equity transactions	$266	$109	$67,881	$(186,345)	$35,330

Line items for equity transaction adjustments
Additional paid-in capital - arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$—	$—	$35,193

Additional paid-in capital - arising from changes in equities of subsidiaries	$266	$109	$67,881	$(186,345)	$137

	Six Months Ended June 30, 2025
	CHTSC Share-Based Payment (Note 34(b) and (c))	CHIEF Share-Based Payment (Note 34(a))
Cash consideration received from noncontrolling interests	$12,309	$1,165
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(15,663)	8,176

Differences arising from equity transactions	$(3,354)	$9,341

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$(3,354)	$9,341

c.	Loss of control of subsidiaries

Chunghwa no longer had more than half of seats of the Board of Directors of CHST since January 2025. As a result, the Company lost control over CHST and recognized CHST as an investment in associate.

The Company recognized the retained interest in CHST at the fair value on the date control was lost; therefore, the Company recognized the disposal gain of $15,290 thousand based on the difference between the fair value and the carrying amount. The disposal gain was included in other gains and losses in the consolidated statements of comprehensive income.

Analysis of assets and liabilities over which the Company lost control:

CHST
Current assets
Cash and cash equivalents	$8,664
Contract assets	9,132
Trade notes and accounts receivable, net	9,148
Inventories	6,521
Others	6,631
Noncurrent assets
Property, plant and equipment	202
Right-of-use assets	3,369
Deferred income tax assets	1,645
Others	12,415
Current liabilities
Short-term loans	(65,000)
Contract liabilities	(7,376)
Trade notes and accounts payable	(9,036)
Others	(2,309)
Noncurrent liabilities
Customers’ deposits	(7,126)
Others	(1,704)

Net liabilities	$(34,824)

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30, 2026	December 31, 2025	June 30, 2025
Investments in associates	$8,565,911	$8,447,049	$8,722,613
Investment in joint venture	—	9,083	9,158

	$8,565,911	$8,456,132	$8,731,771

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	June 30, 2026	December 31, 2025	June 30, 2025
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$3,362,760	$3,591,348	$3,752,649

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,982,419	2,023,706	1,983,154
KingwayTek Technology Co., Ltd. (“KWT”)	248,568	265,349	253,414
Non-listed
Viettel-CHT Joint Stock Company (“Viettel-CHT”)	654,029	581,860	567,065
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	448,893	344,530	381,135
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	442,500	378,089	330,853
WiAdvance Technology Corporation (“WATC”)	260,058	260,570	269,006
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	243,795	252,258	249,897
Joint Journey Creative Co., Ltd. (“JJC”)	239,039	—	—
Taiwania Hive Technology Fund L.P. (“TWTF”)	221,752	234,057	243,794
Taiwan International Ports Logistics Corporation (“TIPL”)	130,971	135,189	114,477
So-net Entertainment Taiwan Limited (“So-net”)	88,508	126,836	159,405
Porrima Inc. (“PORRIMA”)	69,627	73,731	74,696
CHT Infinity Singapore Pte., Ltd. (“CISG”)	53,502	53,947	50,828

(Continued)

	Carrying Amount
	June 30, 2026	December 31, 2025	June 30, 2025
Imedtac Co., Ltd. (“IME”)	$47,358	$53,608	$54,203
Click Force Co., Ltd. (“CF”)	39,408	41,579	47,477
Baohwa Trust Co., Ltd. (“BHT”)	21,801	18,269	14,869
Gather Works Co., Ltd. (“GW”)	10,923	12,123	13,898
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	—	—	132,516
AgriTalk Technology Inc. (“ATT”)	—	—	24,004
Cornerstone Ventures Co., Ltd. (“CVC”)	—	—	5,273
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	—	—	—

	5,203,151	4,855,701	4,969,964

	$8,565,911	$8,447,049	$8,722,613

(Concluded)

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	June 30, 2026	December 31, 2025	June 30, 2025
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	46	46	46
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	33	33	33
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Joint Stock Company (“Viettel-CHT”)	30	30	30
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
WiAdvance Technology Corporation (“WATC”)	16	16	16
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
Joint Journey Creative Co., Ltd. (“JJC”)	20	—	—

(Continued)

	% of Ownership Interests and Voting Rights
	June 30, 2026	December 31, 2025	June 30, 2025
Taiwania Hive Technology Fund L.P. (“TWTF”)	40	40	40
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Porrima Inc. (“PORRIMA”)	9	9	10
CHT Infinity Singapore Pte., Ltd. (“CISG”)	40	40	40
Imedtac Co., Ltd. (“IME”)	10	10	10
Click Force Co., Ltd. (“CF”)	49	49	49
Baohwa Trust Co., Ltd. (“BHT”)	25	25	25
Gather Works Co., Ltd. (“GW”)	48	48	48
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	—	—	30
AgriTalk Technology Inc. (“ATT”)	—	—	29
Cornerstone Ventures Co., Ltd. (“CVC”)	—	—	49
Chunghwa Sochamp Technology Inc. (“CHST”) (Note 14)	37	37	37

(Concluded)

Summarized financial information of NCB was set out below:

	June 30, 2026	December 31, 2025	June 30, 2025
Assets	$80,092,892	$65,359,868	$55,729,141
Liabilities	(72,790,876)	(57,556,996)	(47,570,906)

Equity	$7,302,016	$7,802,872	$8,158,235

The percentage of ownership interest held by the Company	46.26%	46.26%	46.26%
Equity attributable to the Company	$3,377,912	$3,609,609	$3,774,000
Unrealized gain or loss from downstream transactions	(15,152)	(18,261)	(21,351)

The carrying amount of investment	$3,362,760	$3,591,348	$3,752,649

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net revenues (losses)	$161,090	$(9,814)	$303,546	$79,707

Net loss for the period	$(231,035)	$(270,321)	$(440,292)	$(453,898)
Other comprehensive income (loss)	(38,731)	9,471	(60,564)	18,613

Total comprehensive loss for the period	$(269,766)	$(260,850)	$(500,856)	$(435,285)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
The Company’s share of profits	$116,307	$119,914	$196,589	$244,190
The Company’s share of other comprehensive income (loss)	199	(36,498)	(2,225)	(32,790)

The Company’s share of total comprehensive income	$116,506	$83,416	$194,364	$211,400

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
SNI	$2,653,423	$2,555,510	$3,368,182

KWT	$719,941	$794,988	$903,107

Chunghwa sold a 0.1% ownership interest in Viettel-CHT Co., Ltd. to CHTS in June 2026. Following the transaction, Chunghwa’s ownership interest in Viettel-CHT decreased to 29.90%, the Company’s ownership interest remained unchanged; Viettel-CHT Co., Ltd. was converted into a joint-stock company and renamed to Viettel-CHT Joint Stock Company.

The Company participated in the capital increase of JJC at the amount of $240,000 thousand in March 2026 and obtained 20.00% ownership interest. JJC mainly engages in film production and investment.

The Company did not participate in the capital increase of PORRIMA in December 2025. Therefore, the Company’s ownership interest in PORRIMA decreased to 9.26% as of December 31, 2025. As the Company has one out of five seats of the Board of Directors of PORRIMA, the Company has significant influence over PORRIMA.

The Company disposed of all its shares of KKBOXTW in November 2025.

The Company disposed of all its shares of ATT in October 2025.

CVC completed its liquidation in August 2025.

CHST was approved to end and dissolve its business in July 2025.

KWT repurchased its stock between April 2025 and May 2025. Therefore, the Company’s ownership interest in KWT changed to 22.78% as of December 31, 2025.

The Company invested $14,400 thousand and obtained 48.00% ownership interest in GW in April 2025. GW mainly engages in film and drama IP development, copyright management and copyright sales.

Chunghwa’s Board of Directors approved the Company’s participation in TWTF in February2024. The investment amount was USD 30,000 thousand. TWTF raised capital in multiple stages. New capital was received in April 2025, resulting in an increase in the fund size; therefore, the Company’s ownership interest in TWTF changed to 39.81% as of December 31, 2025. As of June 30, 2026, Chunghwa had invested the amount of $288,405 thousand (USD 9,000 thousand).

The Company invested in and obtained 16.24% ownership interest in WATC. However, as the Company continues to control one out of five seats of the Board of Directors of WATC, the Company has significant influence over WATC.

The Company invested in and obtained 10.00% ownership interest in IME. As the Company continues to control one out of five seats of the Board of Directors of IME, the Company has significant influence over IME.

Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested in and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI, the Company has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	June 30, 2026	December 31, 2025	June 30, 2025	June 30, 2026	December 31, 2025	June 30, 2025
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$—	$9,083	$9,158	—	51%	51%

The Company invested in and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture. CHT SEA was approved to end and dissolve its business in June 2025, and CHT SEA completed its liquidation in May 2026. The Company received the liquidation distribution of $9,137 thousand and recognized gain on disposal of $54 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
The Company’s share of loss	$—	$(30)	$—	$(93)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$—	$(30)	$—	$(93)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

16.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2026	December 31, 2025	June 30, 2025
Assets used by the Company	$274,806,372	$282,492,876	$279,507,322
Assets subject to operating leases	5,483,825	5,671,949	5,528,042

	$280,290,197	$288,164,825	$285,035,364

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2025	$102,346,031	$1,749,614	$74,178,077	$10,448,407	$718,353,045	$4,183,540	$12,680,123	$16,572,752	$940,511,589
Additions	—	—	21,019	42,320	81,951	—	29,256	9,661,647	9,836,193
Disposal	—	—	(90)	(389,212)	(6,628,218)	(208,497)	(179,085)	—	(7,405,102)
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	(2,009)	(3,213)	—	(5,222)
Effect of foreign exchange differences	—	—	—	(343)	(279,586)	(501)	(19,219)	(29,248)	(328,897)
Construction in progress reclassification	—	27,458	51,665	104,303	9,915,092	147,200	128,686	(10,374,404)	—
Others	(382,088)	—	(109,034)	(462)	28,502	—	64,681	(23,528)	(421,929)

Balance on June 30, 2025	$101,963,943	$1,777,072	$74,141,637	$10,205,013	$721,470,786	$4,119,733	$12,701,229	$15,807,219	$942,186,632

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,543,373)	$(34,721,367)	$(8,727,171)	$(597,674,608)	$(3,629,903)	$(9,500,403)	$—	$(655,796,825)
Depreciation expenses	—	(24,048)	(758,256)	(328,288)	(12,856,220)	(90,632)	(437,027)	—	(14,494,471)
Disposal	—	—	90	389,209	6,626,780	208,497	176,598	—	7,401,174
Effect of deconsolidation of subsidiaries (Note 14)	—	—	—	—	—	2,009	3,011	—	5,020
Effect of foreign exchange differences	—	—	—	295	191,730	228	13,283	—	205,536
Others	—	—	17,465	(169)	3,732	(835)	(19,937)	—	256

Balance on June 30, 2025	$—	$(1,567,421)	$(35,462,068)	$(8,666,124)	$(603,708,586)	$(3,510,636)	$(9,764,475)	$—	$(662,679,310)

Balance on January 1, 2025, net	$102,346,031	$206,241	$39,456,710	$1,721,236	$120,678,437	$553,637	$3,179,720	$16,572,752	$284,714,764

Balance on June 30, 2025, net	$101,963,943	$209,651	$38,679,569	$1,538,889	$117,762,200	$609,097	$2,936,754	$15,807,219	$279,507,322

Cost
Balance on January 1, 2026	$101,971,845	$1,794,528	$74,629,733	$10,295,349	$724,562,165	$3,941,719	$15,404,552	$15,205,490	$947,805,381
Additions	—	—	8,325	36,054	82,421	—	89,553	8,540,129	8,756,482
Disposal	—	—	(2,368)	(462,960)	(8,397,486)	(96,714)	(337,420)	—	(9,296,948)
Effect of foreign exchange differences	—	—	—	171	15,193	(56)	5,085	44	20,437
Construction in progress reclassification	—	18,314	2,039,163	44,932	8,973,206	29,571	157,944	(11,263,130)	—
Others	74,915	—	(1,785,153)	228	39,282	—	98,932	(68,071)	(1,639,867)

Balance on June 30, 2026	$102,046,760	$1,812,842	$74,889,700	$9,913,774	$725,274,781	$3,874,520	$15,418,646	$12,414,462	$945,645,485

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2026	$—	$(1,592,669)	$(36,057,723)	$(8,368,125)	$(603,719,379)	$(3,384,978)	$(12,189,631)	$—	$(665,312,505)
Depreciation expenses	—	(30,813)	(805,403)	(367,715)	(13,141,575)	(92,104)	(450,751)	—	(14,888,361)
Disposal	—	—	2,368	462,409	8,396,440	96,714	333,696	—	9,291,627
Effect of foreign exchange differences	—	—	—	(58)	(10,389)	65	(4,168)	—	(14,550)
Others	—	—	114,470	(300)	(2,604)	(915)	(25,975)	—	84,676

Balance on June 30, 2026	$—	$(1,623,482)	$(36,746,288)	$(8,273,789)	$(608,477,507)	$(3,381,218)	$(12,336,829)	$—	$(670,839,113)

Balance on January 1, 2026, net	$101,971,845	$201,859	$38,572,010	$1,927,224	$120,842,786	$556,741	$3,214,921	$15,205,490	$282,492,876

Balance on June 30, 2026, net	$102,046,760	$189,360	$38,143,412	$1,639,985	$116,797,274	$493,302	$3,081,817	$12,414,462	$274,806,372

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the six months ended June 30, 2026 and 2025.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	1~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	3~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	2~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2025	$3,104,874	$3,737,084	$6,841,958
Others	382,088	57,467	439,555

Balance on June 30, 2025	$3,486,962	$3,794,551	$7,281,513

Accumulated depreciation and impairment
Balance on January 1, 2025	$—	$(1,716,578)	$(1,716,578)
Depreciation expenses	—	(33,096)	(33,096)
Others	—	(3,797)	(3,797)

Balance on June 30, 2025	$—	$(1,753,471)	$(1,753,471)

Balance on January 1, 2025, net	$3,104,874	$2,020,506	$5,125,380

Balance on June 30, 2025, net	$3,486,962	$2,041,080	$5,528,042

(Continued)

	Land	Buildings	Total
Cost
Balance on January 1, 2026	$3,455,877	$4,134,878	$7,590,755
Additions	—	63	63
Others	(249,733)	184,721	(65,012)

Balance on June 30, 2026	$3,206,144	$4,319,662	$7,525,806

Accumulated depreciation and impairment
Balance on January 1, 2026	$—	$(1,918,806)	$(1,918,806)
Depreciation expenses	—	(37,946)	(37,946)
Others	—	(85,229)	(85,229)

Balance on June 30, 2026	$—	$(2,041,981)	$(2,041,981)

Balance on January 1, 2026, net	$3,455,877	$2,216,072	$5,671,949

Balance on June 30, 2026, net	$3,206,144	$2,277,681	$5,483,825

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Year 1	$342,251	$285,779	$297,895
Year 2	232,909	194,419	173,634
Year 3	139,166	134,983	117,526
Year 4	95,952	84,697	87,821
Year 5	61,805	58,286	54,437
Onwards	138,956	129,977	115,119

	$1,011,039	$888,141	$846,432

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

17.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	June 30, 2026	December 31, 2025	June 30, 2025
Land and buildings
Handsets base stations	$7,412,918	$7,687,671	$7,722,141
Others	1,782,357	1,492,427	1,718,711
Equipment	1,491,025	1,583,811	1,680,519

	$10,686,300	$10,763,909	$11,121,371

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Additions to right-of-use assets			$2,241,156	$2,512,247

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$753,018	$760,872	$1,510,015	$1,520,554
Others	203,014	206,968	401,511	408,271
Equipment	129,574	114,916	249,546	229,308

	$1,085,606	$1,082,756	$2,161,072	$2,158,133

The Company did not have significant sublease or impairment of right-of-use assets for the six months ended June 30, 2026 and 2025.

b.	Lease liabilities

	June 30, 2026	December 31, 2025	June 30, 2025
Lease liabilities
Current	$4,097,157	$3,889,510	$3,803,522
Noncurrent	6,779,521	7,000,631	7,236,033

	$10,876,678	$10,890,141	$11,039,555

Ranges of discount rates for lease liabilities were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Land and buildings
Handsets base stations	0.37%~2.00%	0.37%~2.00%	0.37%~2.02%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.42%~3.50%	0.37%~3.50%	0.37%~3.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 50 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 for details.

d.	Other lease information

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Expenses relating to low-value asset leases	$3,182	$2,093	$6,192	$4,347

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,983	$1,834	$3,930	$3,438

Total cash outflow for leases			$2,167,305	$2,200,226

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 16 and 18.

18.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2025	$13,592,694
Additions	2,067

Balance on June 30, 2025	$13,594,761

Accumulated depreciation and impairment
Balance on January 1, 2025	$(1,290,975)
Depreciation expense	(22,458)

Balance on June 30, 2025	$(1,313,433)

Balance on January 1, 2025, net	$12,301,719

Balance on June 30, 2025, net	$12,281,328

(Continued)

Cost
Balance on January 1, 2026	$13,743,246
Additions	818
Reclassification	1,702,786

Balance on June 30, 2026	$15,446,850

Accumulated depreciation and impairment
Balance on January 1, 2026	$(1,322,928)
Depreciation expense	(35,811)
Reclassification	(2,545)

Balance on June 30, 2026	$(1,361,284)

Balance on January 1, 2026, net	$12,420,318

Balance on June 30, 2026, net	$14,085,566

(Concluded)

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	15~30 years
Buildings
Main buildings	8~60 years
Other building facilities	10~35 years

The fair values of the Company’s investment properties as of December 31, 2025 and 2024 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of June 30, 2026 and 2025 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Fair value	$52,787,926	$43,263,149	$41,286,825

Overall capital interest rate	1.30%~6.11%	1.30%~6.11%	1.47%~5.81%
Profit margin ratio	12%~20%	12%~20%	12%~20%
Discount rate	0%~10%	0%~10%	0%~10%
Capitalization rate	0.64%~1.59%	0.64%~1.59%	1.12%~2.13%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Year 1	$368,101	$309,328	$278,707
Year 2	326,599	271,912	245,123
Year 3	290,878	243,186	213,387
Year 4	276,510	236,844	197,474
Year 5	239,819	214,399	191,729
Onwards	1,198,142	1,232,947	1,214,526

	$2,700,049	$2,508,616	$2,340,946

19.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2025	$109,963,431	$2,427,063	$291,206	$418,959	$113,100,659
Additions-acquired separately	—	52,507	—	1,611	54,118
Disposal	—	(100,520)	—	(909)	(101,429)
Effect of foreign exchange differences	—	(1,146)	—	(40)	(1,186)
Others	—	2,658	—	—	2,658

Balance on June 30, 2025	$109,963,431	$2,380,562	$291,206	$419,621	$113,054,820

Accumulated amortization and impairment
Balance on January 1, 2025	$(44,592,555)	$(1,877,275)	$(73,624)	$(274,003)	$(46,817,457)
Amortization expenses	(3,195,070)	(128,283)	—	(12,395)	(3,335,748)
Disposal	—	100,520	—	909	101,429
Effect of foreign exchange differences	—	316	—	29	345
Others	—	(312)	—	—	(312)

Balance on June 30, 2025	$(47,787,625)	$(1,905,034)	$(73,624)	$(285,460)	$(50,051,743)

Balance on January 1, 2025, net	$65,370,876	$549,788	$217,582	$144,956	$66,283,202

Balance on June 30, 2025, net	$62,175,806	$475,528	$217,582	$134,161	$63,003,077

Cost
Balance on January 1, 2026	$109,963,431	$2,321,204	$291,206	$420,138	$112,995,979
Additions-acquired separately	—	188,837	—	2,192	191,029
Disposal	—	(67,715)	—	(572)	(68,287)
Effect of foreign exchange differences	—	492	—	(35)	457
Others	—	333	—	—	333

Balance on June 30, 2026	$109,963,431	$2,443,151	$291,206	$421,723	$113,119,511

Accumulated amortization and impairment
Balance on January 1, 2026	$(50,982,693)	$(1,880,427)	$(73,624)	$(297,060)	$(53,233,804)
Amortization expenses	(3,195,069)	(127,751)	—	(9,304)	(3,332,124)
Disposal	—	67,715	—	572	68,287
Effect of foreign exchange differences	—	(110)	—	28	(82)

Balance on June 30, 2026	$(54,177,762)	$(1,940,573)	$(73,624)	$(305,764)	$(56,497,723)

Balance on January 1, 2026, net	$58,980,738	$440,777	$217,582	$123,078	$59,762,175

Balance on June 30, 2026, net	$55,785,669	$502,578	$217,582	$115,959	$56,621,788

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets, except for those assessed as having indefinite useful lives, are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	June 30, 2026	December 31, 2025	June 30, 2025
Spare parts	$2,654,147	$2,140,664	$2,248,577
Refundable deposits	1,958,762	1,974,565	2,022,911
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayments for investments	—	650,000	—
Others	2,503,657	3,170,244	2,964,090

	$8,116,566	$8,935,473	$8,235,578

Current
Spare parts	$2,654,147	$2,140,664	$2,248,577
Others	288,745	1,300,555	1,259,665

	$2,942,892	$3,441,219	$3,508,242

Noncurrent
Refundable deposits	$1,958,762	$1,974,565	$2,022,911
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayments for investments	—	650,000	—
Others	2,214,912	1,869,689	1,704,425

	$5,173,674	$5,494,254	$4,727,336

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

Prepayments for investments consisted of a total of $650,000 thousand jointly invested by Chunghwa and CDCC Capital in CDCCF in December 2025, please refer to Note 3 Basis of Consolidation.

21.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

June 30, 2026

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 43,424 /EUR 1,200	September 2026	$36.19	Hedging financial assets (liabilities)	$54	$—	$(3,150)
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 73,746 /EUR 2,000	September 2026	36.87	Hedging financial assets (liabilities)	—	1,276	(1,220)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$4,370	$(1,222)	$—

December 31, 2025

			Notional Amount		Forward Rate	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	(In Dollars)	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 88,878 /EUR 2,500	March 2026	$35.55	Hedging financial assets (liabilities)	$3,204	$—	$2,071
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 55,383 /EUR 1,500	January 2026	36.92	Hedging financial assets (liabilities)	—	56	1,851

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$(3,922)	$3,148	$—

June 30, 2025

			Notional Amount (In Thousands)		Forward Rate (In Dollars)	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency			Maturity		Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 184,700 /EUR 5,000	September 2025	$36.94	Hedging financial assets (liabilities)	$—	$13,155	$(12,381)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$12,381	$(13,155)	$—

Six Months Ended June 30, 2026

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(4,370)	$—	—	$2,617	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Six Months Ended June 30, 2025

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(12,381)	$—	—	$1,334	$—
				Construction in progress and equipment to be accepted	Other gains and losses

22.	SHORT-TERM LOANS

	June 30, 2026	December 31, 2025	June 30, 2025
Unsecured bank loans	$795,000	$340,000	$480,000

The annual interest rates of bank loans were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Unsecured bank loans	2.05%~2.28%	2.05%~2.08%	2.29%~2.35%

23.	LONG-TERM LOANS

	June 30, 2026	December 31, 2025	June 30, 2025
Secured bank loans (Note 39)	$1,600,000	$1,600,000	$1,600,000
Unsecured bank loans	—	—	35,000
Less: Current portion	—	—	(8,021)

	$1,600,000	$1,600,000	$1,626,979

The annual interest rates of bank loans were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Secured bank loans	2.10%	2.10%	2.10%
Unsecured bank loans	—	—	2.22%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2024, and the due date of the renewed contract is September 2027.

CLPT entered into an unsecured loan contract with Mega International Commercial Bank, and interest was paid monthly. The loan was fully repaid in July 2025.

24.	BONDS PAYABLE

	June 30, 2026	December 31, 2025	June 30, 2025
Unsecured domestic bonds	$23,300,000	$25,200,000	$30,500,000
Unsecured domestic convertible bonds	1,717,400	—	—
Less: Discounts on bonds payable	(89,799)	(11,862)	(9,008)

	24,927,601	25,188,138	30,490,992
Less: Current portion	(3,499,304)	(1,899,856)	(10,699,482)

	$21,428,297	$23,288,282	$19,791,510

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	-	March 2022 to March 2027	3,500,000	0.69%	The same as above
2025-1 (Sustainable Bond)	-	August 2025 to August 2030	3,500,000	1.73%	The same as above

The major terms of unsecured domestic convertible bonds issued by CHPT were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2026-1	-	January 2026 to January 2029	$2,000,000	0.00%	One-time repayment upon maturity

The major conversion terms are as follows:

a.	Bondholders may request CHPT to convert the bonds into CHPT’s common shares at any time during the period from the date after three months of the bond issued to the maturity date.

b.

The conversion price of the convertible bonds was set at NT$2,016.8 per share. The convertible bonds included both liability and equity components. The proceeds from issuance was $2,563,336 thousand. The equity component was $674,165 thousand; and liability component on the date of issuance was $1,889,171 thousand.

As of June 30, 2026, convertible bonds with a total par value of $282,600 thousand had been converted into common shares of CHPT. The total decrease in the carrying amount of convertible bonds resulting from the exercise of conversion rights was $268,457 thousand.

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	June 30, 2026	December 31, 2025	June 30, 2025
Trade notes and accounts payable	$11,461,048	$15,922,842	$11,120,995

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	June 30, 2026	December 31, 2025	June 30, 2025
Accrued salary and compensation	$7,148,805	$11,408,186	$6,535,024
Accrued compensation to employees and remuneration to directors and supervisors	4,137,049	2,783,132	3,575,685
Amounts collected for others	1,928,318	1,969,693	1,833,881
Payables to contractors	1,763,455	2,484,267	960,137
Accrued maintenance costs	1,467,541	1,209,557	1,086,274
Payables to equipment suppliers	221,215	556,637	484,701
Others	9,516,024	8,304,670	8,694,748

	$26,182,407	$28,716,142	$23,170,450

27.	PROVISIONS

	June 30, 2026	December 31, 2025	June 30, 2025
Decommissioning liabilities	$322,967	$300,562	$—
Warranties	260,333	252,310	274,066
Onerous contracts	254,847	260,983	260,617
Employee benefits	253,580	254,888	431,494
Others	45,162	16,273	12,701

	$1,136,889	$1,085,016	$978,878

Current	$548,204	$524,743	$661,429
Noncurrent	588,685	560,273	317,449

	$1,136,889	$1,085,016	$978,878

	Decommiss- ioning liabilities	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Balance on January 1, 2025	$—	$280,679	$266,755	$415,477	$13,574	$976,485
Additional / (reversal of) provisions recognized	—	41,178	(5,584)	20,242	2,658	58,494

(Continued)

	Decommiss- ioning liabilities	Warranties	Onerous Contracts	Employee Benefits	Others	Total
Used / forfeited during the period	$—	$(47,613)	$—	$(4,225)	$(3,531)	$(55,369)
Effect of foreign exchange differences	—	(178)	(554)	—	—	(732)

Balance on June 30, 2025	$—	$274,066	$260,617	$431,494	$12,701	$978,878

Balance on January 1, 2026	$300,562	$252,310	$260,983	$254,888	$16,273	$1,085,016
Additional / (reversal of) provisions recognized	24,125	53,506	(6,157)	15,597	31,651	118,722
Used / forfeited during the period	(1,720)	(45,575)	—	(16,905)	(2,762)	(66,962)
Effect of foreign exchange differences	—	92	21	—	—	113

Balance on June 30, 2026	$322,967	$260,333	$254,847	$253,580	$45,162	$1,136,889

(Concluded)

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

d.

The provision for decommissioning liabilities represents the Company’s obligations to dismantle, remove the asset and restore the site for certain handsets base stations in the future. A provision is recognized for the costs to be incurred for fulfilling these obligations.

28.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2025 and 2024 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Operating costs	$76,128	$80,557	$152,264	$160,990
Marketing expenses	61,788	63,115	123,456	126,359
General and administrative expenses	15,203	15,102	30,343	30,232
Research and development expenses	7,414	7,067	14,865	14,143

	$160,533	$165,841	$320,928	$331,724

29.	EQUITY

a.	Share capital

1)	Common stocks

	June 30, 2026	December 31, 2025	June 30, 2025
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of June 30, 2026, the outstanding ADSs were 188,475 thousand common stocks, which equaled 18,848 thousand units and represented 2.43% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the six months ended June 30, 2026 and 2025 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2025	$147,329,386	$223,835	$2,145,041	$1,211,494	$29,445	$20,648,078	$171,587,279
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(6,128)	—	—	—	—	(6,128)
Changes in equities of subsidiaries	—	—	5,987	—	—	—	5,987

Balance on June 30, 2025	$147,329,386	$217,707	$2,151,028	$1,211,494	$29,445	$20,648,078	$171,587,138

(Continued)

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2026	$147,329,386	$217,906	$2,778,923	$1,445,222	$31,371	$20,648,078	$172,450,886
Actual disposal of interests in subsidiaries	—	—	137	35,193	—	—	35,330
Change in additional paid-in capital for not participating in the capital increase of subsidiaries	—	—	266	—	—	—	266
Changes in equities of subsidiaries	—	—	82,582	—	—	—	82,582

Balance on June 30, 2026	$147,329,386	$217,906	$2,861,908	$1,480,415	$31,371	$20,648,078	$172,569,064

(Concluded)

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total paid-in capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2025 and 2024 earnings of Chunghwa approved by the stockholders in their meetings on May 29, 2026 and May 29, 2025 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2025	For Fiscal Year 2024	For Fiscal Year 2025	For Fiscal Year 2024
Cash dividends	$40,338,722	$38,787,232	$5.200	$5.000

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Six Months Ended June 30
	2026	2025
Beginning balance	$1,208,700	$563,605
Recognized for the period
Unrealized gain or loss
Equity instruments	(184,122)	1,027,157
Income tax related to unrealized valuation gain or loss	(5,260)	—
Share of profits (loss) of associates and joint ventures accounted for using equity method	(31,804)	9,547
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	(313)	—

Ending balance	$987,201	$1,600,309

30.	REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Revenue from contracts with customers	$60,693,356	$56,129,881	$120,073,993	$111,293,933

Other revenues
Government grants income	371,233	334,216	689,864	714,081
Rental income	240,139	215,054	470,188	428,539
Others	58,746	51,245	117,864	102,252

	670,118	600,515	1,277,916	1,244,872

	$61,363,474	$56,730,396	$121,351,909	$112,538,805

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2025 for details.

a.	Disaggregation of revenue

Please refer to Note 45 Segment Information for details.

b.	Contract balances

	June 30, 2026	December 31, 2025	June 30, 2025	January 1, 2025
Trade notes and accounts receivable (Note 10)	$25,915,124	$27,396,423	$23,649,161	$26,025,696

Contract assets
Products and service bundling	$11,202,825	$10,991,761	$10,513,403	$10,445,758
Others	2,549,375	2,345,625	1,974,528	2,306,854
Less: Loss allowance	(27,666)	(27,818)	(24,257)	(23,845)

	$13,724,534	$13,309,568	$12,463,674	$12,728,767

Current	$8,877,100	$8,576,194	$8,061,646	$8,401,343
Noncurrent	4,847,434	4,733,374	4,402,028	4,327,424

	$13,724,534	$13,309,568	$12,463,674	$12,728,767

Contract liabilities
Telecommunications business	$13,338,059	$13,541,048	$13,207,855	$13,931,238
Project business	14,263,815	12,061,031	7,997,618	8,014,350
Advance house and land receipts (Notes 11 and 40)	1,481,928	1,227,575	1,226,571	1,064,150
Others	906,541	1,033,868	995,672	831,978

	$29,990,343	$27,863,522	$23,427,716	$23,841,716

Current	$23,562,098	$21,296,124	$16,456,942	$16,300,986
Noncurrent	6,428,245	6,567,398	6,970,774	7,540,730

	$29,990,343	$27,863,522	$23,427,716	$23,841,716

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	June 30, 2026	December 31, 2025	June 30, 2025
Current
Incremental costs of obtaining contracts	$339,774	$338,581	$338,581

Noncurrent
Incremental costs of obtaining contracts	$1,041,344	$1,109,029	$1,174,225

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. The Company also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the three months and six months ended June 30, 2026 were $229,109 thousand and $462,073 thousand, respectively. Amortization expenses for the three months and six months ended June 30, 2025 were $233,474 thousand and $471,691 thousand, respectively.

31.	NET INCOME

a.	Other income and expenses

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Gain on disposal of property, plant and equipment, net	$2,572	$5,196	$4,499	$6,214

b.	Other income

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Dividend income	$333,726	$275,484	$334,395	$275,484
Rental income	18,660	19,066	36,611	38,288
Others	25,040	46,743	47,530	65,969

	$377,426	$341,293	$418,536	$379,741

c.	Other gains and losses

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$94,064	$(85,381)	$62,347	$(85,188)
Foreign currency exchange gain, net	8,965	127,095	2,588	87,908
Gain on disposal of subsidiaries	—	—	—	15,290
Gain on disposal of investments accounted for using equity method, net	54	—	54	—
Others	(15,241)	(4,326)	(22,429)	(5,740)

	$87,842	$37,388	$42,560	$12,270

d.	Interest expenses

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Interest on bonds payable	$52,609	$41,968	$106,868	$83,946
Interest on lease liabilities	39,591	38,358	77,869	75,749
Interest paid to financial institutions	13,044	11,597	22,902	21,329
Others	112	257	233	513

	$105,356	$92,180	$207,872	$181,537

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Contract assets	$(1,002)	$288	$(152)	$412

Trade notes and accounts receivable	$(25,831)	$(63,614)	$106,781	$54,119

Other receivables	$(9,657)	$(7,807)	$(11,045)	$(6,129)

Inventories	$(5,829)	$(24,117)	$13,234	$14,036

f.	Depreciation and amortization expenses

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Property, plant and equipment	$7,482,549	$7,273,981	$14,926,307	$14,527,567
Right-of-use assets	1,085,606	1,082,756	2,161,072	2,158,133
Investment properties	18,110	11,233	35,811	22,458
Intangible assets	1,668,184	1,666,861	3,332,124	3,335,748
Incremental costs of obtaining contracts	229,109	233,474	462,073	471,691

Total depreciation and amortization expenses	$10,483,558	$10,268,305	$20,917,387	$20,515,597

Depreciation expenses summarized by functions
Operating costs	$8,003,476	$7,821,729	$15,960,662	$15,608,897
Operating expenses	582,789	546,241	1,162,528	1,099,261

	$8,586,265	$8,367,970	$17,123,190	$16,708,158

Amortization expenses summarized by functions
Operating costs	$1,848,702	$1,856,566	$3,700,711	$3,718,854
Marketing expenses	21,619	23,586	42,615	47,111
General and administrative expenses	13,951	13,634	28,719	25,784
Research and development expenses	13,021	6,549	22,152	15,690

	$1,897,293	$1,900,335	$3,794,197	$3,807,439

g.	Employee benefit expenses

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Post-employment benefit
Defined contribution plans	$326,177	$302,611	$647,529	$592,447
Defined benefit plans	160,533	165,841	320,928	331,724

	486,710	468,452	968,457	924,171

Share-based payment
Equity-settled share-based payment	—	1,101	—	2,326

Other employee benefit (Note)	13,059,945	12,355,687	25,840,239	24,365,821

Total employee benefit expenses	$13,546,655	$12,825,240	$26,808,696	$25,292,318

Summary by functions
Operating costs	$6,258,059	$5,956,640	$12,414,249	$11,733,634
Operating expenses	7,288,596	6,868,600	14,394,447	13,558,684

	$13,546,655	$12,825,240	$26,808,696	$25,292,318

Note: Other employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

According to the Chunghwa’s Articles of Incorporation, Chunghwa distributes employees’ compensation at the rates from 2% to 5% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income before employees’ compensation and remuneration to directors. According to the amendments to the Chunghwa’s Articles of Incorporation approved by the Chunghwa’s stockholders in their meeting on May 29, 2025, no less than 20% of the total employees’ compensation shall be distributed to non-executive employees.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2025 and 2024 approved by the Board of Directors on February 26, 2026 and February 26, 2025, respectively, were as follows:

	Cash
	2025	2024
Compensation distributed to the employees	$2,111,610	$1,931,610
Remuneration paid to the directors	42,133	40,440

There was no difference between the initial accrued amounts recognized in 2025 and 2024 and the amounts approved by the Board of Directors in 2026 and 2025 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Current tax
Current tax expenses recognized for the period	$2,693,916	$2,523,618	$5,228,309	$5,057,328
Income tax on unappropriated earnings	29,970	19,042	29,970	19,042
Income tax adjustments on prior years	(19,668)	(25,160)	(26,424)	(24,447)
Others	929	171	1,140	188

	2,705,147	2,517,671	5,232,995	5,052,111

Deferred tax
Deferred tax expenses recognized for the period	(18,584)	7,899	26,571	(23,341)
Income tax adjustments on prior years	54	61	54	61

	(18,530)	7,960	26,625	(23,280)

Income tax recognized in profit or loss	$2,686,617	$2,525,631	$5,259,620	$5,028,831

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Deferred tax
Unrealized gain or loss on financial assets at FVOCI	$17,590	$—	$17,590	$—

c.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2022; income tax returns of SENAO, SENYOUNG have been examined by the tax authorities through 2023; and income tax returns of CHI, CHIEF, Unigate, SHE, CHTSC, HHI, Youth, ISPOT, Aval, Wiin, CHYP, CHSI, LED, CHPT, NavCore, TestPro, SFD, CLPT, IISI, UTC and CDCC Capital have been examined by the tax authorities through 2024.

d.	Pillar Two Model Rules

The application of the Pillar Two rules does not have a material impact on the Company’s consolidated financial statements. The Company will continue to review the possible impact on the Company’s future financial performance.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net income used to compute the basic earnings per share
Net income attributable to the parent	$10,641,391	$10,167,164	$20,751,322	$19,966,358
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(2,009)	(499)	(5,045)	(1,760)
Convertible bonds issued by a subsidiairy	(2,006)	—	(3,113)	—

Net income used to compute the diluted earnings per share	$10,637,376	$10,166,665	$20,743,164	$19,964,598

Weighted Average Number of Common Stocks

			(Thousand Shares)
	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	4,580	3,810	13,434	12,260

Weighted average number of common stocks used to compute the diluted earnings per share	7,762,027	7,761,257	7,770,881	7,769,707

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

The Board of Directors of CHIEF resolved to issue 200 stock options on November 13, 2020. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $206.00 per share. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

CHIEF did not recognize any compensation costs for stock options for the six months ended June 30, 2026 and 2025, respectively.

There were no employee stock options outstanding for the six months ended June 30, 2026; information about CHIEF’s outstanding stock options for the six months ended June 30, 2025 was as follows:

	Six Months Ended June 30, 2025
	Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	7	$166.50
Options exercised	(7)	166.50

Options outstanding at end of the period	—	—

Options exercisable at end of the period	—	—

Weighted average remaining contractual life (years)	—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 13, 2020
Grant-date share price (NT$)	$356.00
Exercise price (NT$)	$206.00
Dividend yield	—
Risk-free interest rate	0.18%
Expected life	5 years
Expected volatility	34.61%
Weighted average fair value of grants (NT$)	$173,893

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date.

b.	New shares reserved for subscription by employees under capital increase of CHTSC

On June 25, 2025, the Board of Directors of CHTSC approved the capital increase to issue 3,683 thousand shares and simultaneously reserved 552 thousand shares, representing 15% of the total issuance, for subscription by employees. Furthermore, when the employees did not fully subscribe or discarded their rights to subscribe shares, the Board of Directors of CHTSC authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date in accordance with IFRS 2 “Share-Based Payment”. The fair value of CHTSC’s options granted to employees was $1.03 per share.

CHTSC used the fair value method to evaluate the options granted to employees on August 20, 2025 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on August 20, 2025
Grant-date share price (NT$)	$216.96
Exercise price (NT$)	$238.00
Dividend yield	—
Risk-free interest rate	0.97%
Expected life	0.038 years
Expected volatility	39.95%
Weighted average fair value of grants (NT$)	$1.03

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 3,500 stock options on February 20, 2021. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

CHTSC did not recognize any compensation costs for stock options for the six months ended June 30, 2026. CHTSC did not recognize any compensation costs for stock options for the three months ended June 30, 2025. The compensation costs for stock options for the six months ended June 30, 2025 were $89 thousand.

Information about CHTSC’s outstanding stock options for the six months ended June 30, 2026 and 2025 was as follows:

	Six Months Ended June 30, 2026		Six Months Ended June 30, 2025
	Granted on February 20, 2021		Granted on February 20, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	2	$19.085	655	$19.085
Options exercised	(2)	19.085	(649)	19.085

Options outstanding at end of the period	—	—	6	19.085

Options exercisable at end of the period	—	—	2	19.085

Weighted average remaining contractual life (years)	—		0.64

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on February 20, 2021
Grant-date share price (NT$)	$23.76
Exercise price (NT$)	$19.085
Dividend yield	15.18%
Risk-free interest rate	0.25%
Expected life	5 years
Expected volatility	47.35%
Weighted average fair value of grants (NT$)	$3,350

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600, 755 and 305 stock options on February 26, 2021, May 31, 2022, September 26, 2023 and October 30, 2025, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date. In addition, the Board of Directors of CLPT approved an amendment to the CLPT Plan on October 30, 2025. Under the amended plan, the stock options were valid until December 31, 2025. Employees may exercise the options immediately upon grant, and the vesting conditions were revised from the original service requirement of 2 to 3 years to full and immediate vesting.

CLPT did not recognize any compensation costs for stock options for the six months ended June 30, 2026. The compensation costs for stock options for the three months and for the six months ended June 30, 2025 were $1,101 thousand and $2,237 thousand, respectively.

There were no employee stock options outstanding for the six months ended June 30, 2026; information about CLPT’s outstanding stock options for the six months ended June 30, 2025 was as follows:

	Six Months Ended June 30, 2025
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Options outstanding at beginning of the period	750	$14.10	220	$14.10	25	$13.30
Options forfeited	—	—	—	—	(25)	—

Options outstanding at end of the period	750	14.10	220	14.10	—	—

Options exercisable at end of the period	—	—	220	14.10	—	—

Weighted average remaining contractual life (years)	2.24		0.92		—

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 30, 2025	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$33.41	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87	$16.87
Dividend yield	—	—	—	—
Risk-free interest rate	1.20%	1.10%	0.98%	0.31%
Expected life	0.08 years	4 years	4 years	4 years
Expected volatility	29.59%	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$16,560	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

e.	New shares reserved for subscription by employees under capital increase of IISI

On September 23, 2025, the Board of Directors of IISI approved the capital increase to issue 7,725 thousand shares and simultaneously reserved 1,158 thousand shares, representing 15% of the total issuance, for subscription by employees. Furthermore, when the employees did not fully subscribe or discarded their rights to subscribe shares, the Board of Directors of IISI authorized the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value of the grant date in accordance with IFRS 2 “Share-Based Payment”. The fair value of IISI’s options granted to employees was $1.57 per share.

IISI used the fair value method to evaluate the options granted to employees on November 7, 2025 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on November 7, 2025
Grant-date share price (NT$)	$46.12
Exercise price (NT$)	$46.00
Dividend yield	—
Risk-free interest rate	1.20%
Expected life	0.04 years
Expected volatility	40.69%
Weighted average fair value of grants (NT$)	$1.57

Expected volatility was based on the average historical share price volatility of IISI’s comparable companies over the one-year period before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Six Months Ended June 30
	2026	2025
Additions of property, plant and equipment	$8,756,545	$9,836,193
Changes in other payables	1,090,887	1,653,890

Payments for acquisition of property, plant and equipment	$9,847,432	$11,490,083

Additions of intangible assets	$191,029	$54,118
Changes in other payables	(96,614)	—

Payments for acquisition of intangible assets	$94,415	$54,118

Financing Activities

	Balance on January 1, 2026	Cash Flows from Financing Activities	Changes in Non-Cash Transactions			Cash Flows from Operating Activities - Interest Paid	Balance on June 30, 2026
			New Leases	Convertible bond stock options /conversion	Others
Bonds payable	$25,188,138	$663,336	$—	$(942,622)	$18,749	$—	$24,927,601

Lease liabilities	$10,890,141	$(2,079,314)	$2,241,156	$—	$(97,436)	$(77,869)	$10,876,678

	Balance on January 1,	Cash Flows from Financing	Changes in Non-Cash Transactions		Cash Flows from Operating Activities -	Balance on June 30,
	2025	Activities	New Leases	Others	Interest Paid	2025
Lease liabilities	$10,891,377	$(2,116,692)	$2,512,247	$(171,628)	$(75,749)	$11,039,555

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values.

		Fair Value
	Carrying Value	Level 1	Level 2	Level 3	Total
June 30, 2026
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,070,287	$—	$2,081,528	$—	$2,081,528

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$24,927,601	$—	$23,201,535	$1,628,782	$24,830,317

December 31, 2025
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,020,300	$—	$2,030,144	$—	$2,030,144

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$25,188,138	$—	$25,196,749	$—	$25,196,749

June 30, 2025
Financial assets
Financial assets at amortized cost
Corporate bonds	$2,000,000	$—	$2,023,662	$—	$2,023,662

Financial liabilities
Financial liabilities at amortized cost
Bonds payable	$30,490,992	$—	$30,493,321	$—	$30,493,321

The fair values of bonds and Chunghwa’s bonds payable are measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

The fair value of CHPT’s convertible bonds payeble is measured using Level 3 inputs. The valuation of fair value is based on present value, which is calculated based on the cash flow expected to be paid and discounted using the prevailing market interest rate for similar non-convertible instruments at balance sheet date.

b.	Financial instruments that are measured at fair value on a recurring basis

June 30, 2026

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$552	$—	$552
Non-listed stocks	—	—	714,807	714,807
Limited partnership	—	—	661,376	661,376
Other investing agreements	—	—	82,940	82,940

	$—	$552	$1,459,123	$1,459,675

Financial assets at FVOCI
Listed and emerging stocks	$786,293	$—	$—	$786,293
Non-listed stocks	—	—	5,964,588	5,964,588

	$786,293	$—	$5,964,588	$6,750,881

Financial liabilities at FVTPL
Derivatives	$—	$255	$—	$255

Hedging financial assets	$—	$54	$—	$54

Hedging financial liabilities	$—	$1,276	$—	$1,276

December 31, 2025

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,372	$—	$3,372
Non-listed stocks	—	—	641,999	641,999
Limited partnership	—	—	499,656	499,656
Other investing agreements	—	—	69,697	69,697

	$—	$3,372	$1,211,352	$1,214,724

Financial assets at FVOCI
Listed and emerging stocks	$315,902	$—	$—	$315,902
Non-listed stocks	—	—	6,489,456	6,489,456

	$315,902	$—	$6,489,456	$6,805,358

Financial liabilities at FVTPL
Derivatives	$—	$3	$—	$3

Hedging financial assets	$—	$3,204	$—	$3,204

Hedging financial liabilities	$—	$56	$—	$56

June 30, 2025

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$535	$—	$535
Non-listed stocks	—	—	614,748	614,748
Limited partnership	—	—	430,965	430,965
Other investing agreements	—	—	64,344	64,344

	$—	$535	$1,110,057	$1,110,592

Financial assets at FVOCI
Listed and emerging stocks	$102,747	$—	$—	$102,747
Non-listed stocks	—	—	5,666,845	5,666,845

	$102,747	$—	$5,666,845	$5,769,592

Financial liabilities at FVTPL
Derivatives	$—	$303	$—	$303

Hedging financial liabilities	$—	$13,155	$—	$13,155

There were no transfers between Levels 1 and 2 for the six months ended June 30, 2026 and 2025.

The reconciliations for financial assets measured at Level 3 were listed below:

Six months ended June 30, 2026

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2026	$1,211,352	$6,489,456	$7,700,808
Acquisition	202,745	48,591	251,336
Recognized in profit or loss under “Other gains and losses”	65,419	—	65,419
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(218,981)	(218,981)
Transferred out from level 3 (Note)	—	(354,478)	(354,478)
Proceeds from capital reduction and profit distribution of the investees	(20,393)	—	(20,393)

Balance on June 30, 2026	$1,459,123	$5,964,588	$7,423,711

Unrealized gain or loss for the six months ended June 30, 2026	$65,423

Six months ended June 30, 2025

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2025	$1,005,236	$4,540,963	$5,546,199
Acquisition	190,650	65,000	255,650
Recognized in profit or loss under “Other gains and losses”	(85,130)	—	(85,130)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	1,060,882	1,060,882
Proceeds from profit distribution of the investees	(699)	—	(699)

Balance on June 30, 2025	$1,110,057	$5,666,845	$6,776,902

Unrealized gain or loss for the six months ended June 30, 2025	$(85,130)

Note:	The fair value measurements for the equity investments were transferred from Level 3 to Level 1 at the end of reporting period, since quoted prices (unadjusted) in active market became available.

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and other investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	June 30, 2026	December 31, 2025	June 30, 2025
Discount for lack of marketability	10.00%~30.00%	10.00%~30.00%	10.00%~30.00%
Noncontrolling interests discount	10.00%~29.04%	10.00%~29.04%	10.00%~29.04%
Growth rate of long-term revenue	2.02%	1.33%	1.33%
Discount rate	9.14%~12.00%	8.21%~11.60%	7.37%~10.80%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	June 30
	2026	2025
Discount for lack of marketability
5% increase	$(130,862)	$(64,043)

5% decrease	$130,862	$64,043

Noncontrolling interests discount
5% increase	$(117,336)	$(54,181)

5% decrease	$117,336	$54,181

Growth rate of long-term revenue
0.1% increase	$35,888	$46,901

0.1% decrease	$(35,255)	$(46,012)

Discount rate
1% increase	$(428,074)	$(542,467)

1% decrease	$521,088	$671,551

Categories of Financial Instruments

	June 30, 2026	December 31, 2025	June 30, 2025
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,459,675	$1,214,724	$1,110,592
Hedging financial assets	54	3,204	—
Financial assets at amortized cost (Note a)	112,523,554	93,016,497	103,563,671
Financial assets at FVOCI	6,750,881	6,805,358	5,769,592
Financial liabilities
Measured at FVTPL
Held for trading	255	3	303
Hedging financial liabilities	1,276	56	13,155
Financial liabilities at amortized cost (Note b)	99,417,177	63,014,547	100,897,830

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets, financial assets at amortized cost and refundable deposits (classified as other assets).

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, dividends payable, partial other payables, customers’ deposits, bonds payable (including the current portion) and long-term loans (including the current portion).

Financial Risk Management Objectives

The main financial instruments of the Company include investments in equity and debt instruments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 43 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Assets
USD	$552	$168	$535
EUR	54	6,408	—
Liabilities
USD	—	3	303
EUR	1,531	56	13,155

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD and RMB.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Six Months Ended June 30
	2026	2025
Profit or loss
Monetary assets and liabilities (a)
USD	$95,145	$50,551
EUR	(17,497)	(41,302)
SGD	16,467	(21,012)
RMB	1,063	1,542
Derivatives (b)
USD	4,000	6,149
EUR	726	—
Equity
Derivatives (c)
EUR	5,806	8,588

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Fair value interest rate risk
Financial assets	$63,926,172	$41,450,570	$61,797,211
Financial liabilities	36,049,279	36,418,279	41,780,547
Cash flow interest rate risk
Financial assets	15,320,226	18,423,926	12,439,010
Financial liabilities	2,150,000	1,600,000	1,865,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $32,926 thousand and $26,435 thousand for the six months ended June 30, 2026 and 2025, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $68,809 thousand and $337,544 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2026. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $52,286 thousand and $288,480 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the six months ended June 30, 2025.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen. As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews market conditions, and adjusts the limit applied to counterparties according to their credit standing.

In accordance with the Company’s investment and risk management policies, counterparties for debt investments must be financial institutions with investment grade or higher, and thus there is no significant credit exposure resulting from such investments. The Company assesses whether there has been a significant increase in credit risk on debt instruments since initial recognition by reviewing changes in financial market conditions, and external credit ratings and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss for debt instruments based on the probability of default and loss given default provided by external credit rating agencies.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

June 30, 2026

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$35,662,245	$40,338,722	$—	$7,260,575	$—	$83,261,542
Floating interest rate instruments	2.15	4,923	7,690	577,290	1,608,400	—	2,198,303
Fixed interest rate instruments	0.75	266,998	129,028	3,632,144	21,814,709	—	25,842,879

		$35,934,166	$40,475,440	$4,209,434	$30,683,684	$—	$111,302,724

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$4,187,855	$5,150,008	$1,486,477	$408,975	$11,233,315

December 31, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$41,946,374	$—	$2,783,132	$5,261,997	$—	$49,991,503
Floating interest rate instruments	2.10	3,352	5,600	25,200	1,625,200	—	1,659,352
Fixed interest rate instruments	0.73	225,491	178,495	2,096,214	22,675,050	1,001,667	26,176,917

		$42,175,217	$184,095	$4,904,546	$29,562,247	$1,001,667	$77,827,772

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,917,802	$5,391,462	$1,684,996	$153,284	$11,147,544

June 30, 2025

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,723,170	$38,787,232	$—	$6,782,722	$—	$78,293,124
Floating interest rate instruments	2.10	183,716	57,284	32,273	1,669,927	—	1,943,200
Fixed interest rate instruments	0.55	8,911,623	270,674	1,998,754	15,303,884	4,705,986	31,190,921

		$41,818,509	$39,115,190	$2,031,027	$23,756,533	$4,705,986	$111,427,245

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,827,975	$5,464,957	$1,847,751	$162,161	$11,302,844

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
June 30, 2026
Gross settled
Forward exchange contracts
Inflow	$79,936	$130,442	$—	$—	$210,378
Outflow	79,384	131,919	—	—	211,303

	$552	$(1,477)	$—	$—	$(925)

December 31, 2025
Gross settled
Forward exchange contracts
Inflow	$85,531	$184,164	$—	$—	$269,695
Outflow	85,422	177,756	—	—	263,178

	$109	$6,408	$—	$—	$6,517

June 30, 2025
Gross settled
Forward exchange contracts
Inflow	$124,816	$171,545	$—	$—	$296,361
Outflow	124,584	184,700	—	—	309,284

	$232	$(13,155)	$—	$—	$(12,923)

2)	Financing facilities

	June 30, 2026	December 31, 2025	June 30, 2025
Unsecured bank loan facilities
Amount used	$795,000	$340,000	$515,000
Amount unused	27,738,326	26,973,921	47,202,895

	$28,533,326	$27,313,921	$47,717,895

Secured bank loan facilities
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	—	15,000	15,000

	$1,600,000	$1,615,000	$1,615,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Senao Networks, Inc.	Associate
EnGenius Networks Inc.	Subsidiary of the Company’s associate, SNI
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, SNI
EnGenius Networks Japan	Subsidiary of the Company’s associate, SNI
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte., Ltd.	Associate
Viettel-CHT Joint Stock Company	Associate
PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CISG
Click Force Co., Ltd.	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate
Imedtac Co., Ltd.	Associate
Baohwa Trust Co., Ltd.	Associate
Gather Works Co., Ltd.	Associate
Porrima Inc.	Associate
Taiwania Hive Technology Fund L.P.	Associate
Chunghwa Sochamp Technology Inc.	Associate
Joint Journey Creative Co., Ltd.	Associate
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Ba Gua Liao Foundation	Substantial related party of SENAO
Cih Yue Charity Foundation	Substantial related party of SENAO
Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO
E-Life Mall Co., Ltd.	Substantial related party of SENAO
Engenius Technologies Co., Ltd.	Substantial related party of SENAO
Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO
Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO
All Oriented Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO
Yu Yu Investment Co., Ltd.	Substantial related party of SENAO
Kangsin Co., Ltd.	Substantial related party of SENAO
Kao-Yuan Vocational High School of Technology & Commerce	Substantial related party of SENAO
UDN Digital Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Associates	$83,988	$86,274	$191,388	$167,179
Others	51,842	45,296	116,492	88,422

	$135,830	$131,570	$307,880	$255,601

	Operating Costs and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Associates	$168,551	$206,511	$389,759	$397,505
Others	5,396	3,968	68,685	74,258

	$173,947	$210,479	$458,444	$471,763

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Associates	$10,791	$10,516	$21,241	$20,978
Others	152	894	581	894

	$10,943	$11,410	$21,822	$21,872

3)	Receivables

	June 30, 2026	December 31, 2025	June 30, 2025
Associates	$118,570	$184,493	$102,194
Others	27,202	28,987	25,497

	$145,772	$213,480	$127,691

4)	Payables

	June 30, 2026	December 31, 2025	June 30, 2025
Associates	$108,823	$163,125	$135,286
Others	12,161	13,621	9,497

	$120,984	$176,746	$144,783

5)	Customers’ deposits

	June 30, 2026	December 31, 2025	June 30, 2025
Associates	$3,070	$2,443	$3,927

6)	Acquisition of property, plant and equipment

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Associates	$—	$4,988	$—	$4,988

7)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Lease liabilities - current	$408,440	$297,328	$194,821
Lease liabilities - noncurrent	988,562	1,191,341	1,300,139

	$1,397,002	$1,488,669	$1,494,960

The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2026 were $1,526 thousand and $3,104 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and six months ended June 30, 2025 were $1,701 thousand and $3,464 thousand, respectively.

8)	Others

The bank deposits and other financial assets of NCB as of balance sheet dates were as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Bank deposits and other financial assets	$3,349,223	$3,237,633	$2,746,912

The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and six months ended June 30, 2026 were $13,150 thousand and $29,616 thousand, respectively. The interest income recognized for the aforementioned bank deposits and other financial assets for the three months and six months ended June 30, 2025 were $11,424 thousand and $26,487 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Short-term employee benefits	$119,875	$87,350	$256,670	$208,223
Post-employment benefits	2,155	2,370	4,392	4,809
Share-based payment	—	149	—	303

	$122,030	$89,869	$261,062	$213,335

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are mainly pledged as collaterals for bank loans, customs duties of the imported materials and warranties of contract performance, or the trust account the Company entrusts to Land Bank of Taiwan for fund control and property rights management.

	June 30, 2026	December 31, 2025	June 30, 2025
Property, plant and equipment	$2,395,049	$2,409,806	$2,424,563
Land held for sale (included in inventories)	2,082,627	—	—
Land held under development (included in inventories)	—	1,998,733	1,998,733
Restricted assets (included in other assets - others)	353,778	1,306,353	1,306,696

	$4,831,454	$5,714,892	$5,729,992

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of June 30, 2026 were as follows:

a.	Acquisitions of property, plant and equipment of $19,735,603 thousand.

b.	Acquisitions of telecommunications-related inventory of $18,857,687 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand; as of June 30, 2026, Chunghwa had paid the amount of EUR 130,095 thousand. Chunghwa signed a contract for Astranis block 3 Satellite with Astranis Space Technologies Corp. for a total transaction price of USD 115,000 thousand; as of June 30, 2026, Chunghwa had paid the amount of USD 17,080 thousand. The aforementioned amounts are classified as prepayments.

g.	The Company has signed the house and land presale contracts amounting to $7,703,796 thousand and has received $1,481,928 thousand in accordance with the contracts (classified as contract liabilities).

41.	NATURE-DEPENDENT POWER PURCHASE AGREEMENTS

Chunghwa has entered into solar and wind power purchase agreements with multiple suppliers. Based on the design and operation of the electricity market in which the power is transacted under these contracts, the volume of electricity generated is subject to fluctuations due to natural conditions. However, the Company expects that its electricity demand will exceed the volume of electricity generated and obtained under the contracts.

The estimated future cash outflows of these contracts as of June 30, 2026, December 31, 2025 and June 30, 2025 are as follows:

	June 30, 2026	December 31, 2025	June 30, 2025
Year 1	$1,482,896	$872,979	$470,578
Year 1 to 3	2,929,528	2,782,523	1,234,893
Year 3 to 5	3,623,140	2,613,925	—
Year 5 to 10	9,243,424	6,534,813	—
Onwards	27,765,383	15,683,550	—

	$45,044,371	$28,487,790	$1,705,471

Chunghwa purchased nature-dependent power at costs of $97,118 thousand and $121,782 thousand for the three months ended June 30, 2026 and 2025, respectively. Chunghwa purchased nature-dependent power at costs of $213,843 thousand and $213,748 thousand for the six months ended June 30, 2026 and 2025, respectively.

42.	SIGNIFICANT SUBSEQUENT EVENTS

None.

43.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	June 30, 2026
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$141,634	31.85	$4,511,039
EUR	683	36.29	24,795
SGD	73,350	24.61	1,805,154
RMB	16,432	4.690	77,065

(Continued)

	June 30, 2026
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Non-monetary items
Investments accounted for using equity method
USD	$6,962	31.85	$221,752
SGD	18,240	24.61	448,893
VND	545,024,771	0.0012	654,029
Liabilities denominated in foreign currencies
Monetary items
USD	81,888	31.85	2,608,135
EUR	10,326	36.29	374,735
SGD	59,968	24.61	1,475,808
RMB	11,898	4.690	55,804

(Concluded)

	December 31, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$126,702	31.43	$3,982,241
EUR	1,252	36.90	46,193
SGD	91,411	24.45	2,235,002
RMB	21,710	4.496	97,607
Non-monetary items
Investments accounted for using equity method
USD	7,447	31.43	234,057
SGD	14,091	24.45	344,530
VND	484,883,118	0.0012	581,860
Liabilities denominated in foreign currencies
Monetary items
USD	50,706	31.43	1,593,700
EUR	39,536	36.90	1,458,887
SGD	63,851	24.45	1,561,165
RMB	10,048	4.496	45,178

	June 30, 2025
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$71,811	29.30	$2,104,069
EUR	588	34.35	20,189
SGD	49,659	23.00	1,142,166
RMB	16,696	4.091	68,304
Non-monetary items
Investments accounted for using equity method
USD	8,321	29.30	243,794
SGD	16,571	23.00	381,135
VND	510,869,409	0.0011	567,065
Liabilities denominated in foreign currencies
Monetary items
USD	37,305	29.30	1,093,046
EUR	24,636	34.35	846,235
SGD	67,930	23.00	1,562,400
RMB	9,158	4.091	37,466

The unrealized foreign currency exchange gains were $345 thousand and $77,111 thousand for the three months ended June 30, 2026 and 2025, respectively. The unrealized foreign currency exchange gains were $11,869 thousand and $14,288 thousand for the six months ended June 30, 2026 and 2025, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Significant marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

g.	Information on investments in Mainland China:

1)

The name of the investee in Mainland China, its main businesses and products, paid-in capital, method of investment, information on inflow or outflow of capital, ownership percentage, net income (loss) of the investee, share of profit (loss) of the investee, ending balance, amount received as dividends from the investee, and the limit on the amount of investment in Mainland China: Please see Table 6.

2)

Significant transactions with the investee in Mainland China occurring directly or indirectly through a third region, and the prices, terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: None.

h.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

45.	SEGMENT INFORMATION

The Company’s reportable segments are “Consumer Business”, “Enterprise Business”, “International Business” and “Others”, which are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the chief operating decision maker who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended June 30, 2026
Revenues
From external customers	$35,725,935	$19,682,169	$3,930,556	$2,024,814	$61,363,474
Intersegment revenues	720,455	244,439	237,892	96,204	1,298,990

Segment revenues	$36,446,390	$19,926,608	$4,168,448	$2,121,018	62,662,464

Intersegment elimination					(1,298,990)

Consolidated revenues					$61,363,474

Segment income before income tax	$8,380,846	$3,397,827	$681,092	$1,493,017	$13,952,782

Three months ended June 30, 2025
Revenues
From external customers	$34,073,391	$18,978,192	$2,196,659	$1,482,154	$56,730,396
Intersegment revenues	644,909	249,510	241,075	95,444	1,230,938

Segment revenues	$34,718,300	$19,227,702	$2,437,734	$1,577,598	57,961,334

Intersegment elimination					(1,230,938)

Consolidated revenues					$56,730,396

Segment income before income tax	$8,093,578	$3,319,533	$523,664	$1,193,482	$13,130,257

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
Six months ended June 30, 2026
Revenues
From external customers	$72,453,243	$38,497,048	$6,625,655	$3,775,963	$121,351,909
Intersegment revenues	1,331,246	530,542	470,409	188,534	2,520,731

Segment revenues	$73,784,489	$39,027,590	$7,096,064	$3,964,497	123,872,640

Intersegment elimination					(2,520,731)

Consolidated revenues					$121,351,909

Segment income before income tax	$16,943,934	$6,594,083	$1,320,168	$2,275,322	$27,133,507

Six months ended June 30, 2025
Revenues
From external customers	$68,642,419	$36,313,972	$4,631,915	$2,950,499	$112,538,805
Intersegment revenues	1,242,083	473,181	483,040	191,045	2,389,349

Segment revenues	$69,884,502	$36,787,153	$5,114,955	$3,141,544	114,928,154

Intersegment elimination					(2,389,349)

Consolidated revenues					$112,538,805

Segment income before income tax	$16,224,713	$6,605,994	$1,156,208	$1,842,353	$25,829,268

(Concluded)

Main Products and Service Revenues

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Consumer Business
Mobile services	$14,976,797	$14,566,203	$30,139,824	$29,096,757
Fixed-line services	10,787,266	10,731,048	21,552,581	21,425,389
Sales	9,199,341	8,110,319	19,297,772	16,724,249
Others	762,531	665,821	1,463,066	1,396,024

	35,725,935	34,073,391	72,453,243	68,642,419

Enterprise Business
Fixed-line services	8,545,182	8,379,031	16,834,724	16,615,601
ICT business	7,852,975	6,991,633	15,253,037	12,918,525
Mobile services	2,457,691	2,360,997	4,830,088	4,648,990
Others	826,321	1,246,531	1,579,199	2,130,856

	19,682,169	18,978,192	38,497,048	36,313,972

International Business
ICT business	2,459,049	834,943	3,728,147	1,857,241
Fixed-line services	1,288,225	1,212,884	2,535,661	2,478,514
Others	183,282	148,832	361,847	296,160

	3,930,556	2,196,659	6,625,655	4,631,915

Others
Sales	1,758,433	1,260,571	3,267,831	2,497,528
Others	266,381	221,583	508,132	452,971

	2,024,814	1,482,154	3,775,963	2,950,499

	$61,363,474	$56,730,396	$121,351,909	$112,538,805

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$621,513	$300,000	$300,000	$300,000	$—	4.83	$3,107,565	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	621,513	200,000	200,000	200,000	—	3.22	3,107,565	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2026				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI - noncurrent	172,927	$4,216,008	12	$4,216,008	—
	iKala Global Online Corp.	—	Financial assets at FVOCI - noncurrent	112,500	292,819	—	292,819	Note 4
	KKCompany Technologies Inc.	—	Financial assets at FVOCI - noncurrent	12,039	980,967	7	980,967	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI - noncurrent	136	114,707	—	114,707	Note 4
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI - noncurrent	5,252	20,336	17	20,336	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI- noncurrent	1,200	4,865	2	4,865	—
	Innovation Works Limited	—	Financial assets at FVOCI- noncurrent	1,000	7,078	—	7,078	Note 4
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI- noncurrent	4,765	—	10	—	—
	Global Mobile Corp.	—	Financial assets at FVOCI- noncurrent	7,617	—	3	—	—
	Taiwan Smart Electricity & Energy Co., Ltd.	—	Financial assets at FVOCI- noncurrent	19,688	134,566	13	134,566	—
	Cornerstone Ventures Co., Ltd.	—	Financial assets at FVOCI- noncurrent	25	162	2	162	—
	Da Da Broadband Ltd.	—	Financial assets at FVOCI- noncurrent	4,800	334,944	8	334,944	Notes 2 and 5
	Manuscript Inc.	—	Financial assets at FVOCI- noncurrent	13	45,944	8	45,944	—
	Catalight Capital, Inc.	—	Financial assets at FVOCI- noncurrent	—	591	6	591	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	425,949	—	425,949	Note 4
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL - noncurrent	20,000	220,066	9	220,066	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	10,553	4	10,553	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL - noncurrent	—	461,133	10	461,133	—
	TRF 1 L.P.	—	Financial assets at FVTPL - noncurrent	—	175,081	10	175,081	—
	Corporate bonds
	Fubon Life Insurance Co., Ltd.	—	Financial assets at amortized cost	2	2,000,000	—	2,011,806	Note 3
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI - noncurrent	1,200	10,725	9	10,725	—
Chunghwa Investment Co., Ltd.	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI - noncurrent	1,875	52,883	1	52,883	Note 2
	Tatung Technology Inc.	—	Financial assets at FVOCI - noncurrent	4,571	56,296	11	56,296	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI - noncurrent	2,309	16,371	7	16,371	Note 2
	KEYXENTIC INC.	—	Financial assets at FVOCI - noncurrent	600	22,569	9	22,569	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SIGNIFICANT MARKETABLE SECURITIES HELD

JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2026				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	ioNetworks Inc.	—	Financial assets at FVOCI - noncurrent	107	$8,955	—	$8,955	Note 4
	iSing99 Inc.	—	Financial assets at FVOCI - noncurrent	10,000	—	7	—	-
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI - noncurrent	20,000	—	1	—	-
	Horng Yu Electric Co., Ltd.	—	Financial assets at FVOCI - noncurrent	400	159,800	1	159,800	Note 2
	CHiFF Technology Inc.	—	Financial assets at FVOCI - noncurrent	200	24,000	1	24,000	-
	C-Tech Technology Co., Ltd.	—	Financial assets at FVOCI - noncurrent	300	24,000	1	24,000	-
	Navstar Electronics Co., Ltd.	—	Financial assets at FVTPL - noncurrent	3,000	39,303	—	39,303	Note 4
	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	25,162	3	25,162	-
TestPro Investment Co., Ltd.	Stocks
	Yokowo Co., Ltd	—	Financial assets at FVOCI - noncurrent	124	148,485	1	148,485	Note 2
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVTPL - noncurrent	91	18,936	—	18,936	Note 4
	CyCraft Technology Corporation	—	Financial assets at FVOCI - noncurrent	912	71,949	3	71,949	Notes 2 and 6
	Fubon Financial Holding Co., Ltd.	—	Financial assets at FVOCI - noncurrent	36	1,861	—	1,861	Notes 2 and 4
	Corporate bonds
	Mercuries Life Insurance Co., Ltd.	—	Financial assets at amortized cost	—	20,287	—	20,265	Note 3
	Taiwan Semiconductor Manufacturing Co., Ltd.	—	Financial assets at amortized cost	—	50,000	—	49,457	Note 3

Note 1: Except debt instrument investments are shown at amortized cost, the remaining are shown at carrying amounts with fair value adjustments.

Note 2: Fair value was based on the closing price on the last trading day of the reporting period in the stock market.

Note 3: Fair value was based on the weighted average price per 100 units of par value for bonds on the last trading day of the reporting period in the over-the-counter market.

Note 4: Preferred stocks.

Note 5: Da Da Broadband Ltd. was listed on the emerging stock market in January 2026.

Note 6: CyCraft Technology Corporation was listed in February 2026.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 3)		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,465,604	2	30 days	$—	—	$317,436	1
			Purchase	772,454	1	30~90 days	—	—	(1,075,391)	(11)
	CHIEF Telecom Inc.	Subsidiary	Sales	259,917	—	30 days	—	—	71,047	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	603,373	1	30 days	—	—	(262,329)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	101,821	—	30~60 days	—	—	2,962	—
			Purchase	3,606,955	6	30~60 days	—	—	(1,095,140)	(11)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	106,758	—	30 days	—	—	60,609	—
			Purchase	285,777	—	90 days	—	—	(134,238)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	140,732	—	90 days	—	—	(53,820)	(1)
	CHT Security Co., Ltd.	Subsidiary	Purchase	198,475	—	30 days	—	—	(57,924)	(1)
	International Integrated Systems, Inc.	Subsidiary	Purchase	445,851	1	30 days	—	—	(44,665)	(1)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	108,999	—	30~90 days	—	—	(19,746)	—
CHT Security Co., Ltd.	International Integrated Systems, Inc.	Sister company	Sales	117,300	10	60 days	—	—	128,953	35
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	76,272	3	90 days	—	—	48,543	5

Note 1: Purchases include costs to acquire services.

Note 2: Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3: Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4: All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$427,319 (Note 2)	10.96	$—	—	$52,668	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,232,089 (Note 2)	8.28	—	—	185,927	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	262,329 (Note 2)	4.33	—	—	36,419	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,114,712 (Note 2)	5.20	—	—	89,547	—
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	113,024 (Note 2)	8.18	—	—	111,901	—
	International Integrated Systems, Inc.	Sister company	128,953 (Note 2)	3.60	—	—	128,510	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	134,238 (Note 2)	5.18	—	—	—	—

Note 1: Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2: The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2026			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2026	December 31, 2025	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,680,287	$172,952	$45,258	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,817,931	6,226	4,913	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	1,053,819	57,635	57,635	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,580,320	195,875	196,606	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	688,601	16,417	34,036	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,034,896	585,273	335,023	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	4,168,011	265,796	236,619	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	184,824	(3,879)	(3,879)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	624,913	226,052	227,907	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	191,977	2,770	2,984	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	77,577	262	262	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	1,027,381	94,851	94,851	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	230,580	230,580	23,058	57	1,026,361	250,502	139,321	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	157,874	393	393	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	154,543	8,929	5,004	Subsidiary (Note 5)
.	Chunghwa Leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	67,576	70,500	8,920	59	258,379	116,929	72,215	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	76,289	7,152	2,825	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	382,495	32,430	32,972	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	503,369	503,369	35,920	45	730,063	42,740	24,609	Subsidiary (Note 5)
	Chunghwa Digital Cultural and Creative Capital Co., Ltd	Taiwan	Investment and management consulting	50,000	50,000	5,000	100	30,419	2,166	2,118	Subsidiary (Note 5)
	Chunghwa Telecom Europe GmbH	Germany	International private leased circuit, internet services, transit services and ICT services	122,675	122,675	3,500	100	108,856	(3,584)	(3,584)	Subsidiary (Note 5)
	CHT InventAI Co., Ltd.	Taiwan	AI software, system development, application services, and enterprise consulting	120,000	120,000	12,000	80	98,703	(16,098)	(20,800)	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2026			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2026	December 31, 2025	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Digital Cultural and Creative Fund	Taiwan	Investment	$640,000	$—	—	64	$636,401	$(5,624)	$(3,599)	Subsidiary (Note 5)
	Viettel-CHT Joint Stock Company	Vietnam	IDC services	292,603	293,582	—	30	651,589	177,717	53,280	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	442,500	151,427	64,410	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	88,508	(127,438)	(38,231)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	12,720	23	248,568	73,618	16,770	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	130,971	74,175	19,782	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	243,795	(16,926)	(8,463)	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	5,733,847	5,733,847	462,643	46	3,362,760	(440,292)	(200,570)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	—	10,200	—	—	—	—	—	Joint venture (Note 6)
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	16	260,058	1,236	(512)	Associate
	Taiwania Hive Technology Fund L.P.	Cayman Islands	Investment business	288,405	288,405	—	40	221,752	(30,910)	(12,305)	Associate
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	—	—	—	Associate
	Joint Journey Creative Co., Ltd.	Taiwan	Film production and investment	240,000	—	24,000	20	239,039	(4,805)	(961)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	578,186	578,186	19,582	33	1,982,419	47,841	15,862	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	151,844	(48)	(2,099)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	14,875	100	166,857	11,523	11,526	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	127,541	17,201	17,201	Subsidiary (Note 5)
	Sakuyo Health Science Co., Ltd.	Japan	Health product development and supply chain management	10,045	—	5	100	9,637	(181)	(181)	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,608	76	76	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	23,670	1,273	1,273	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	448,893	250,259	95,425	Associate
	CHT Infinity Singapore Pte., Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	53,502	4,375	1,750	Associate
	Chunghwa Telecom Malaysia SDN. BHD.	Malaysia	International private leased circuit, IP VPN service, and ICT services	45,540	45,540	6,219	100	43,856	(926)	(926)	Subsidiary (Note 5)
	Viettel-CHT Joint Stock Company	Vietnam	IDC services	979	—	—	—	2,440	177,717	35	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	175,951	175,951	11,063	34	3,402,104	835,797	280,777	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	96,864	585,273	17,537	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,834	172,952	670	Associate (Note 5)
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	91,381	91,381	2,559	10	47,358	(57,413)	(6,310)	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

SIX MONTHS ENDED JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2026			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				June 30, 2026	December 31, 2025	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Porrima Inc.	Taiwan	Designing and selling zero-emission ships	$80,000	$80,000	8,000	9	$69,627	$(44,333)	$(4,104)	Associate
	Gather Works Co., Ltd.	Taiwan	Film and drama IP development, copyright management and copyright sales	14,400	14,400	1,440	48	10,923	(2,500)	(1,200)	Associate
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	74,192	74,192	2,600	100	114,539	5,975	5,993	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,246	77	77	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	166,148	18,028	10,702	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	195,000	195,000	19,500	100	151,335	(4,696)	(3,837)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	12,196	(10,196)	(5,531)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	184,824	(3,879)	(3,879)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	13,868	381	381	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	5,887	100	72,328	10,204	10,204	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	2,450	49	39,408	(4,499)	(2,171)	Associate
International Integrated Systems, Inc.	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,610	5,067	100	61,018	114	114	Subsidiary (Note 5)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	21,801	14,129	3,532	Associate
Chunghwa Digital Cultural and Creative Capital Co., Ltd	Chunghwa Digital Cultural and Creative Fund	Taiwan	Investment	10,000	—	—	1	9,944	(5,624)	(56)	Subsidiary (Note 5)

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	Chunghwa SEA Holdings was approved to end and dissolve its business in June 2025, and completed its liquidation in May 2026.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2026	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30, 2026	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of June 30, 2026	Accumulated Inward Remittance of Earnings as of June 30, 2026	Note
					Outflow	Inflow
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	$177,176	2	$177,176	$—	$—	$177,176	$—	100	$—	$—	$—	Notes 6 and 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 7 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	390	100	390	10,575	—	Notes 8 and 10
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	17,577	100	17,577	162,713	—	Notes 8 and 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	3,242	49	1,589	7,896	12,880	Notes 9 and 10

Investee	Accumulated Investment in Mainland China as of June 30, 2026	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$229,247,069
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 4)	170,432	216,185	6,079,252
CHIEF Telecom Inc. and its subsidiaries (Note 5)	4,973	4,973	1,961,665

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 5:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 6:	Chunghwa Telecom (China) Co., Ltd., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in October 2022.

Note 7:	Jiangsu Zhenhua Information Technology Company, LLC., a reinvestment through Chunghwa Hsingta Co., Ltd., completed its liquidation in December 2018.

Note 8:	Shanghai Taihua Electronic Technology Limited and Su Zhou Precision Test Tech. Ltd. were reinvestments through Chunghwa Precision Test Tech. International, Ltd.

Note 9:	Shanghai Chief Telecom Co., Ltd. was a reinvestment through CHIEF Telecom Inc.

Note 10:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

SIX MONTHS ENDED JUNE 30, 2026

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2026	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$317,436	—	—
					Accrued custodial receipts	109,883	—	—
					Accounts payable	1,075,931	—	—
					Amounts collected for others	156,158	—	—
					Revenues	2,465,604	—	2
					Operating costs and expenses	772,454	—	1
			CHIEF Telecom Inc.	a	Revenues	259,917	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	262,329	—	—
					Operating costs and expenses	603,373	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,095,140	—	—
					Revenues	101,821	—	—
					Operating costs and expenses	3,606,955	—	3
			Donghwa Telecom Co., Ltd.	a	Accounts payable	134,238	—	—
					Revenues	106,758	—	—
					Operating costs and expenses	285,777	—	—
			Chunghwa Telecom Global Inc.	a	Operating costs and expenses	140,732	—	—
			CHT Security Co., Ltd.	a	Operating costs and expenses	198,475	—	—
			International Integrated Systems, Inc.	a	Accounts payable	108,231	—	—
					Operating costs and expenses	445,851	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2026, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the six months ended June 30, 2026.

Note 5:	The amount was eliminated upon consolidation.